UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 16, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

This Report on Form 6-K contains a news release dated 16 May 2017 entitled ‘Vodafone announces results for the year ended 31 March 2017’

Vodafone announces results for the year ended 31 March 2017

16 May 2017

On 20 March 2017 we announced an agreement to merge Vodafone India with Idea Cellular in India. As a result, Vodafone India is now excluded from Group figures, unless stated otherwise.

Highlights

•            Group total revenue down 4.4% to €47.6 billion; full year organic service revenue grew 1.9%*

•            Q4 organic service revenue grew 1.5%*; Europe stable at 0.1%* (1.4%* excluding regulation), AMAP robust at 6.8%*

•            Organic adjusted EBITDA up 5.8%* to €14.1 billion; H2 adjusted EBITDA up 6.3%*

•            Adjusted EBITDA including India on a guidance basis up 3.4% to €15.8 billion, within 3%-6% guidance range

•            Free cash flow (‘FCF’) €4.1 billion as capital additions declined 27.3% to a more normalised level post Project Spring of €7.7 billion; FCF €4.3 billion on a guidance basis

•            Loss for the financial year of €6.1 billion includes a net of tax impairment of India of €3.7 billion

•            Final dividend per share of 10.03 eurocents, up 2.0%, giving total dividends per share of 14.77 eurocents

•             2018 financial guidance: organic adjusted EBITDA growth of 4%-8% (€14.0-€14.5 billion); FCF around €5 billion

			Restated[1]		Growth
	2017		2016		Reported	Organic*
	€m		€m		%	%
Group revenue[1]	47,631		49,810		(4.4)
Operating profit	3,725		1,320		+182.2
Loss for the financial year[2]	(6,079)		(5,122)		+18.7
Basic loss per share[2]	(22.51	)c	(20.25	)c	+11.2
Total dividend per share[3]	14.77	c	14.48	c	+2.0
Net debt	(31,169)		(28,801)		+8.2

Alternative performance measures[4]

Group service revenue	42,987		44,618		(3.7)	+1.9
Adjusted EBITDA	14,149		14,155		0.0	+5.8
Adjusted EBIT	3,970		3,769		+5.3	+7.0
Adjusted earnings per share from continuing operations	8.04c		6.87	c	+17.0
Free cash flow	4,056		1,271		+219.1

Vittorio Colao, Group Chief Executive, commented:

‘Our focus on excellence in customer experience has enabled further improvements in our overall commercial and financial performance during the year. Sustained investment in network quality has provided the platform to offer more generous plans to our mobile customers in Europe, stabilising contract ARPU, and has allowed us to capture strong data growth in our emerging markets operations. We continue to be Europe’s fastest growing broadband provider, seizing the opportunities created by convergence and winning revenue market share, supported also by our Enterprise business which continues to outperform its peers.

This translates into organic revenue growth, which combined with a reduction in our cost base has expanded our adjusted EBITDA margin, accelerated our adjusted EBITDA growth to 6% and improved our cash generation. Additionally, the proposed merger of Vodafone India and Idea Cellular will create a new champion for Digital India, while capturing synergies with an estimated net present value of US$10 billion.

We expect to sustain our momentum in the coming financial year, generating free cash flow of around €5.0 billion. Our confidence in the outlook is demonstrated by another 2% increase in our dividend.’

REVIEW OF THE YEAR

Financial review

Group

Group revenue for the year decreased by 4.4% to €47.6 billion, primarily due to foreign exchange movements. Group organic service revenue grew 1.9%* (or 2.7%* excluding the impact of regulatory cuts to roaming charges and mobile termination rates (‘MTR’), “ex-regulation”). Q4 organic service revenue growth slowed to 1.5%* (Q3 2.1%*) due to the lapping of the leap-year effect and certain accounting reclassifications in the prior year, as well as increased regulatory headwinds. Organic service revenue in Europe grew 0.1%* in Q4 (1.4%* ex-regulation), while growth in Africa, Middle East and Asia Pacific (‘AMAP’) grew 6.8%*.

Group adjusted EBITDA was flat at €14.1 billion. Organic adjusted EBITDA grew 5.8%*, a faster pace than service revenue as our ‘Fit for Growth’ cost efficiency programme more than offset incremental drags from roaming cuts, increased content costs and a higher operating cost base post-Project Spring. The Group adjusted EBITDA margin improved by 1.3 percentage points to 29.7%, and grew 1.2* percentage points on an organic basis. Both Europe and AMAP delivered margin improvements, supported by better top-line trends and good cost control.

Adjusted EBIT grew by 5.3% to €4.0 billion, with organic adjusted EBIT increasing by 7.0%* as adjusted EBITDA growth outpaced the increase in depreciation and amortisation charges. Reported operating profit more than doubled to €3.7 billion, due to a €1.3 billion gain from the merger of Vodafone Netherlands and Ziggo and a €0.6 billion impairment charge recognised in the year ended 31 March 2016 in respect to Romania.

The Group’s adjusted effective tax rate for the period was 25.4% compared to 26.6% last year. The lower rate is primarily due to a change in the mix of profits across the Group. The Group’s adjusted tax rate does not include a €3.9 billion reduction in the value of our deferred tax assets in Luxembourg.

Adjusted earnings per share from continuing operations increased 17.0% to 8.04 eurocents, as higher adjusted operating profits and lower net financing costs more than offset the increase in the number of shares following the issuance of mandatory convertible bonds in February 2016.

In the first half of the 2017 financial year, the Group recorded a non-cash impairment of €5.0 billion, net of tax, relating to our Indian business. This was driven by lower projected cash flows within our business plan as a result of increased competition in the market. Impairment testing at 31 March 2017, following the announcement of the merger of Vodafone India with Idea Cellular, gave rise to a partial reversal of that impairment. As a result, the impairment charge (net of tax) for the year reduced to €3.7 billion.

Free cash flow was €2.8 billion higher this year at €4.1 billion (2016: €1.3 billion) reflecting lower capital additions following the completion of Project Spring, higher dividends received from Indus Towers, Safaricom and VodafoneZiggo and lower net interest payments, partially offset by higher working capital outflows predominately relating to the final payments for Project Spring.

Net debt (excluding Vodafone India) at 31 March 2017 was €31.2 billion (2016: €28.8 billion). The increase in net debt resulted primarily from a capital injection into India of €3.6 billion to fund spectrum acquisitions, and the adverse translation impact of closing foreign exchange rates on the debt balance of €1.4 billion, mainly due to movements in the pound sterling, US Dollar and South African Rand against the euro. The impact of renewing or acquiring spectrum (excluding India) was a total cost in the year of €0.5 billion, primarily €0.3 billion in Egypt. These effects were partially offset by €2.4 billion of cash received from the repayment of the US$2.5 billion of loan notes issued by Verizon Communications Inc. and €0.6 billion of cash received following the formation of the VodafoneZiggo joint venture.

Vodafone India’s net debt as at 31 March 2017 was €8.7 billion (2016: €8.1 billion), including €7.1 billion of spectrum-related debt. During the year the Group spent €2.8 billion to acquire spectrum in India, funded by the €3.6 billion capital injection noted above. The increase in net debt also reflects negative cash flow and accrued interest costs of €0.8 billion and the adverse translation impact of closing foreign exchange rates on the debt balance of €0.5 billion.

Net debt excludes £2.8 billion of mandatory convertible bonds issued in February 2016, which are classified as equity after taking into account the cost of future coupon payments. The Group now holds US$2.5 billion of Verizon loan notes and €1.0 billion of shareholder loans to VodafoneZiggo (also not included within net debt), and has the potential to utilise the proceeds from the Verizon loan notes to repurchase shares issued to satisfy the mandatory convertible bonds.

The Board is recommending a final dividend per share of 10.03 eurocents, up 2.0% year-on-year (based on the 31 March 2016 year-end £:€ conversion rate of 1.2647), in line with our intention to increase the full year dividend per share annually. The total dividend per share for the year would therefore be 14.77 eurocents, also up 2.0% year-on-year.

REVIEW OF THE YEAR

Europe

Organic service revenue in Europe grew 0.6%* driven by improving trends in both consumer and enterprise segments, despite an incremental drag from EU roaming regulation. Ex-regulation, Europe grew 1.6%*. Growth slowed in the second half of the year, with Europe growing 0.1%* in Q4, reflecting a drag from a leap year effect and reclassifications of certain fixed line (“fixed”) sales in Germany boosting service revenue in the prior year. However, ex-regulation growth in Q4 was similar at 1.4%* to prior quarters (Q3: 1.6%*, Q2: 1.9%*).

Consumer service revenue grew 1.3%*, a 2.4 percentage point improvement year-on-year. In mobile, this was supported by stabilising ARPU with the introduction of ‘more-for-more’ mobile propositions and continued growth in our contract customer base. Consumer fixed revenue grew 5.2%* (Q3: 6.5%*, Q4: 5.8%*) driven by strong broadband customer growth, particularly in fibre and cable services.

Enterprise service revenue growth declined 0.1%* (Q3: 0.5%*, Q4: -0.5%*) reflecting healthy mobile customer base growth and a moderating pace of ARPU decline. Fixed service revenue continued to grow, led by ongoing demand for unified communications solutions and the benefit of our leading market position in the Internet of Things (‘IoT’) segment.

Organic adjusted EBITDA grew 3.1%* to €10.3 billion and the adjusted EBITDA margin improved to 29.8%, up 1.0 percentage point, reflecting revenue growth and strong cost control.

AMAP (excluding India)

Organic service revenue in AMAP was up 7.7%* year-on-year driven by growth in all our major markets. AMAP grew 6.8% in Q4, reflecting strong commercial momentum and data take up.

The region continued to see strong mobile customer growth, with 9.7 million customers added in the year. An increasing number of our customers are now using data, with 7.5 million active data users added in the year and voice and data volumes up 10% and 78% respectively. Fixed customer growth remains strong with 303,000 broadband net additions during the year, taking the regional base to 1.3 million, primarily in Turkey and New Zealand.

Organic adjusted EBITDA grew 13.2%* and adjusted EBITDA margins improved 1.5 percentage points to 32.7%, reflecting strong revenue growth and good cost discipline despite inflationary pressures. On a reported basis, adjusted EBITDA grew 4.0%, outpacing the impact of material local exchange rate depreciation in Egypt and Turkey.

Strategic review

Vodafone’s transformation into a leading converged operator in developed markets made further progress this year as we expanded our owned NGN footprint to 36 million homes, supported by the formation of the VodafoneZiggo JV in the Netherlands, and we are now able to market NGN services to 96 million homes across Europe. We also advanced our position as a mobile data leader in emerging markets, and an international leader in Enterprise.

This progress reflects our sustained investments in network quality, which in Q4 have delivered our best ever mobile network experience, as well as our focus on excellence in customer experience, with improved Net Promoter Scores in 16 markets over the year. We achieved all of this while also delivering a reduction in our absolute cost base, supported by our ‘Fit for Growth’ programme.

Customer eXperience eXcellence (‘CXX’)

The Group’s customer experience excellence programme is our core marketing strategy for brand and service differentiation. With CXX we aim to deliver an outstanding and differentiated experience for our customers, building on the significantly improved network quality delivered by Project Spring. Given the strategic importance of the programme, CXX performance indicators (including Net Promoter Scores and brand consideration) represent up to 40% of the annual bonus award for employees across the Group.

The programme focuses on four key aspects of our customers’ experience with Vodafone, summarised by the acronym ‘CARE’. As the initiatives described below illustrate, we made progress in each of these areas during the financial year:

1           ‘Connectivity that is reliable and secure’: We now have ‘Mobile Network guarantee’ pledges in 17 markets, promising customers their money back if the network fails to live up to their expectations. Our 4G roaming footprint now covers over 118 countries, twice as many as our best local competitor in the majority of our markets.

2           ‘Always excellent value and control’: More than half of our European mobile customers (and almost two-thirds of our contract customers) take advantage of our European ‘worry-free’ roaming offers, with roaming either included in their tariff or available at a modest daily rate. Penetration of the ‘My Vodafone’ app on smartphones reached 55% across the Group. The app is now available across 19 markets (21 including India and Netherlands), with customers able to monitor their usage in real time in 13 of these markets.

REVIEW OF THE YEAR

3           ‘Reward Loyalty’: 18 markets have now implemented tailored reward programmes for specific customer segments, aiming to delight and surprise loyal customers. This has contributed to a 0.9 percentage point year-on-year improvement in overall consumer contract churn to 16.2% by the final quarter of the financial year.

4           ‘Easy Access’: We now provide convenient support to our customers through a 24/7 Live chat platform in 16 markets. The ‘first contact resolution’ rate in several of these markets is now over 80%.

The success of our CXX initiatives is apparent with 19 out of 21 operating companies achieving a market leading or co-leading position in consumer NPS and an average gap to the third placed operator of 17 points, representing a 3 point improvement year-on-year. Our Enterprise position is even stronger, reflected in an average gap to our nearest competitor of 8 points as at the end of the period.

During the year consumer NPS improved in 16 countries, including the UK, where customer service levels recovered throughout the year following billing migration issues at the start of the period; however, we are not yet satisfied by our UK performance and a number of initiatives are in place to support further recovery in the coming financial year. Overall, the Group met its objectives for customer appreciation improvement during the year.

Mobile data

Customer demand for data continues to grow very quickly, stimulated by the use of social media, the increasing availability of great TV and video on smartphones and tablets, the improving reliability and speed of mobile networks, the increasing size and quality of smartphone screens and the continued deflation in unitary data pricing.

Our network investments have created a strong platform to capture this demand, and we delivered our best ever mobile network experience in Q4. We now have the leading or co-leading data network in 14 out of the 21 markets where independent tests are available, and we are a leader in all 21 markets for voice services.

Data traffic in Q4 grew 62% (Europe +55%, AMAP +75%). We now have 75.0 million 4G customers, including India and our joint ventures, across the 21 countries where we offer 4G, with a further 15.7 million customers added in H2. We still have substantial opportunity for future growth with 62% of our active European data users taking a 4G service, up from 49% a year ago. 4G users have driven average usage per smartphone customer in Europe up 50% year-on-year to 1.7 GB per month, with 65% of the data traffic in Europe now on 4G. This growth in data, combined with ‘more-for-more’ propositions, has helped drive contract ARPU stabilisation in most of our major European markets.

In our emerging markets, data adoption is rapid, supported by significant network investment and the relative scarcity of fixed internet access. In South Africa we are seeing encouraging signs that customers are consuming more data services, with ARPU increasing by 18% when moving from 2G to 3G, and by 26% when moving from 3G to 4G. 4G adoption has driven average usage per customer up to 1.3GB per month, and the number of active data users increased by 8.3% to 19.5 million. In India we added 10 million 3G/4G customers during the year and have launched 4G in all 18 circles where we acquired 4G spectrum.

Convergence

We are an integrated operator for both households and businesses in our main markets. We market high speed broadband services to 96 million households across Europe, and through organic investment and acquisition, 36 million of these households (including VodafoneZiggo) are ‘on-net’- serviced by our own fibre or cable infrastructure. In the last 12 months we have extended our network to reach an additional 24 million homes, of which 8 million were on our own NGN networks. The formation of the VodafoneZiggo joint venture at the end of December 2016 accounted for 7.2 million of this increase.

We continue to achieve strong customer growth across our footprint. We now have 14.7 million broadband customers (17.9 million including VodafoneZiggo), with 1.5 million new broadband customers added in the year. 7.7 million of these customers take a high speed service over fibre and cable. We have 9.8 million TV customers (13.8 million including VodafoneZiggo).

Within our broadband base, we have 3.8 million converged accounts, up 0.7 million in the year. On average, each converged account has 1.9 fixed revenue generating units (‘RGUs’) and approximately 2.0 mobile SIMs. Churn rates for converged customers are typically around half of the level of customers who purchase a single product. In H2, 28.3% of our service revenue in Europe came from fixed, up 1.0 percentage points year-on-year.

REVIEW OF THE YEAR

Enterprise

Services to business comprise 29.6% of our Group service revenue, and 31.8% in Europe. Our relationships with business customers are expanding from traditional mobile voice and data services to embrace total communications, IoT, Cloud & Hosting and IP-VPN provision. These new areas offer both market growth and market share opportunities for us.

Overall, Enterprise maintained its strong momentum during the year with service revenue growth of 2.3%* (Q3: 2.8%*, Q4: 2.0%*). This was driven by growth in both mobile (1.5%*) and fixed (4.4%*). Vodafone Global Enterprise (‘VGE’), which provides services to our biggest international customers, capitalising on our unmatched geographic breadth, achieved service revenue growth of 3.0%*. This was slower than the prior year mainly as a result of contract losses in the UK, due to the balancing of growth and profitability objectives. We are a world leader in IoT services, with a strong presence in key industries such as automotive and utilities. During the year, we increased our total IoT connections by 42% to 54 million.

‘Fit for Growth’

Fit for Growth is a comprehensive cost efficiency programme designed to drive operating leverage and margin expansion without impacting the customer experience, with several Group-wide initiatives and a broad list of local market initiatives. The initiatives are monitored centrally in order to share best practice between operating companies.

During the year we have continued to make good progress, delivering an absolute reduction in our cost base on an organic basis. Areas of significant cost saving included procurement, shared service centres, improved sales channel efficiency and standardised network design. This cost focus is reflected in our improved margin performance across both Europe and AMAP, with 15 markets out of 22 growing adjusted EBITDA faster than service revenue, driving a 1.2* percentage point improvement in organic Group adjusted EBITDA margin (Europe: +1.0* percentage point, AMAP +1.6* percentage points). The adjusted EBITDA margin in India declined by 2.2* percentage points as revenues contracted and network costs increased as we deployed 4G services; however, these effects were partially mitigated by significant underlying cost savings.

During the year the Group conducted an external benchmarking analysis of its cost structure by country and for each operational process. This validated the progress that has been made, while still indicating material scope for future long-term savings. In addition, the Group has developed a new customer profitability analytics solution, which provides highly granular insights into the profitability of individual customers, supporting actions on margin assurance, price plan design, geographical channel deployment, enterprise bid management, segmented propositions and network roll out. This solution is being deployed across the Group over the coming year.

Phase 2 of the Fit for Growth programme has now been developed and new internal three-year margin targets have been set across the Group. These imply another reduction in absolute operating costs on an organic basis during the coming financial year.

Notes:

*       All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 29 for further details and reconciliations to the respective closest equivalent GAAP measure.

1     With effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations. The results for the year ended 31 March 2016 have been restated into euros and include the results of Vodafone India as discontinued operations following the agreement to combine with Idea Cellular.

2     Year ended 31 March 2017 includes a gross impairment charge of €4.5 billion (2016: €nil) recorded in respect of the Group’s investment in India, which together with the recognition of an associated €0.8 billion deferred tax asset, led to an overall €3.7 billion reduction in the carrying value of Vodafone India.

3     The total dividend for the year ended 31 March 2016 has been restated to eurocents using the 31 March 2016 rate of £1:€1.2647. See page 20 “Dividends” for further details.

4     Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 29 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 39 for further details.

GUIDANCE

Please see page 29 for “Alternative performance measures”, page 39 for “Definitions of terms” and page 41 for “Forward-looking statements”.

Performance against 2017 financial year guidance1

Based on guidance foreign exchange rates, adjusted EBITDA for the 2017 financial year grew organically by 3.4%* to €15.8* billion, consistent with the 3-6% organic growth (implying €15.7 – €16.1 billion) guidance range set in November 2016. On the same basis our free cash flow was €4.3 billion, consistent with our free cash flow guidance of at least €4.0 billion.

Prospects for the 2018 financial year1

We will continue to focus in the year ahead on improving our customers’ experience, particularly in the markets where we do not yet enjoy the leading or co-leading NPS. In Europe, we aim to maintain our strong momentum in NGN broadband and win profitable revenue market share in total communications, as well as monetising our mobile network leadership through continued ‘more-for-more’ initiatives. In emerging markets we will capitalise on ongoing data growth opportunities, while in Enterprise we aim to continue outperforming our peers as an international leader.

Within our unchanged ‘mid-teens’ envelope for capital expenditure as a percentage of revenues, we will begin to expand and evolve our 4G network to 4G+, while deploying fibre backhaul in urban areas as part of our preparation for 5G. We also intend to invest in enhancing our digital capabilities: in data analytics, so we can provide personalised, segmented offers to our customers, and in IT, so we can modernise our billing and support systems.

Supported by the second phase of our Fit for Growth programme, for the second year in succession we intend to reduce our absolute organic operating costs2, ensuring that we continue to grow our adjusted EBITDA faster than our service revenues, expanding our margins and increasing our cash flows.

Overall, excluding Vodafone India we expect to grow our adjusted EBITDA on an organic basis by 4%-8%, implying a range of €14.0-€14.5 billion at guidance FX rates. This includes the benefit of shareholder recharges received by the Group from VodafoneZiggo and from Vodafone India, which are expected to be broadly stable in the year, as well as an anticipated benefit from the introduction of handset financing in the UK. Note that shareholder recharges are excluded from our calculation of organic growth.

We aim to generate free cash flow of around €5.0 billion, after all capex, before M&A, spectrum payments and restructuring costs, and based on guidance FX rates. This level of cash generation, combined with our continued growth and robust balance sheet position, provides us with the ability to confirm a progressive dividend policy.

	Adjusted EBITDA	Free cash flow

2018 financial year guidance (excluding Vodafone India)	‘Organic growth of 4-8%’, (implying €14.0 – €14.5 billion at guidance exchange rates)[3]	‘Around €5.0 billion’

Dividend policy

The Board intends to grow dividends per share annually. Dividends will be declared in euros and paid in euros, pounds sterling and US dollars. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average exchange rate over the five business days during the week prior to the payment of the dividend.

Assumptions

We have based guidance for the financial year ended 31 March 2018 on our current assessment of the global macroeconomic outlook and assume foreign exchange rates of €1:ZAR 14.6, €1:£0.85, €1:TRY 4.0 and €1:EGP 19.1. Guidance excludes the impact of licence and spectrum payments, material one-off tax-related payments, restructuring costs and any fundamental structural change to the Eurozone. It also assumes no material change to the current structure of the Group.

Actual foreign exchange rates may vary from the foreign exchange rate assumptions used.

Notes:

1     Adjusted EBITDA and free cash flow are alternative performance measures. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The adjusted EBITDA and free cash flow measures included above for the 2018 financial year are forward-looking alternative performance measures which at this time cannot be quantitatively reconciled to comparative GAAP financial information. See “Alternative performance measures” on page 29 for more information and reconciliations to the guidance basis.

2     Operating costs include customer costs and operating expenses, but exclude direct costs

3     The baseline for 2017/18 adjusted EBITDA has been adjusted to exclude Vodafone Netherlands (€463 million in the first nine months of 2016/17) and approximately €200 million of FX headwinds (based on guidance FX rates).

FINANCIAL RESULTS

Group1,2

						Restated	Growth
	Europe	AMAP	Other[3]	Eliminations	2017	2016	Reported	Organic*
	€m	€m	€m	€m	€m	€m	%	%
Continuing operations
Mobile in-bundle revenue	15,923	4,169	1	(7)	20,086	20,350
Mobile out-of-bundle revenue	4,412	3,639	21	—	8,072	9,226
Mobile incoming revenue	1,557	795	—	(2)	2,350	2,601
Fixed line revenue	8,624	982	672	(54)	10,224	10,347
Other service revenue	1,459	371	444	(19)	2,255	2,094
Service revenue	31,975	9,956	1,138	(82)	42,987	44,618	(3.7)	1.9
Other revenue	2,575	1,817	252	—	4,644	5,192
Revenue	34,550	11,773	1,390	(82)	47,631	49,810	(4.4)	1.2
Direct costs	(7,697)	(2,736)	(896)	75	(11,254)	(11,814)
Customer costs	(7,777)	(2,409)	23	—	(10,163)	(10,841)
Operating expenses	(8,793)	(2,774)	(505)	7	(12,065)	(13,000)
Adjusted EBITDA	10,283	3,854	12	—	14,149	14,155	—	5.8
Depreciation and amortisation:
Acquired intangibles	(127)	(121)	—	—	(248)	(249)
Purchased licences	(1,323)	(210)	—	—	(1,533)	(1,627)
Other	(6,894)	(1,498)	(6)	—	(8,398)	(8,510)
Adjusted EBIT	1,939	2,025	6	—	3,970	3,769	5.3	7.0
Share of result in associates and joint ventures	(49)	213	—	—	164	60
Adjusted operating profit	1,890	2,238	6	—	4,134	3,829	8.0	11.8
Impairment losses					—	(569)
Restructuring costs					(415)	(316)
Amortisation of acquired customer base and brand intangible assets					(1,046)	(1,338)
Other income/(expense)[4]					1,052	(286)
Operating profit					3,725	1,320
Non-operating expense					(1)	(3)
Net financing costs					(932)	(1,507)
Income tax[5]					(4,764)	(4,937)
Loss for the financial year from continuing operations					(1,972)	(5,127)
(Loss)/profit for the financial year from discontinued operations					(4,107)	5
Loss for the financial year					(6,079)	(5,122)

Notes:

*       All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are alternative performance measures. See “Alternative performance measures” on page 29 for further details and reconciliations to the respective closest equivalent GAAP measure.

•      With effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations. The results for the year ended 31 March 2016 have been restated into euros and include the results of Vodafone India as discontinued operations following the agreement to combine with Idea Cellular. Current year reflects average foreign exchange rates of €1:£0.84, €1:INR 73.58, €1:ZAR 15.43, €1:TRY 3.51 and €1:EGP 13.60.

•      Service revenue, adjusted EBIT, adjusted EBITDA and adjusted operating profit are alternative performance measures. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 29 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 39 for further details.

•      The “Other” segment primarily represents the results of shareholder recharges received from Vodafone Netherlands, VodafoneZiggo and Vodafone India, partner markets and the net result of unallocated central Group costs.

•      Includes a €1.3 billion gain (2016: €nil) on the formation of the VodafoneZiggo joint venture in the Netherlands.

•      Refer to page 9 for further details.

FINANCIAL RESULTS

Revenue

Group revenue decreased 4.4% to €47.6 billion and service revenue decreased by 3.7% to €43.0 billion.

In Europe, organic service revenue increased 0.6%* and in AMAP, organic service revenue increased by 7.7%*. Further details on the performance of these regions is set out below.

Adjusted EBITDA, adjusted EBIT and operating profit

Group adjusted EBITDA remained stable at €14.1 billion, with organic growth in Europe and AMAP more than offset by foreign exchange movements and M&A and other activity. The Group’s adjusted EBITDA margin improved by 1.3 percentage points to 29.7%. On an organic basis, adjusted EBITDA rose 5.8%* and the Group’s adjusted EBITDA margin increased by 1.2* percentage points driven by organic margin improvements in both Europe and AMAP.

Adjusted EBIT increased by 5.3% to €4.0 billion as adjusted EBITDA growth outpaced the increase in depreciation and amortisation. On an organic basis adjusted EBIT increased by 7.0%* for the year.

Restructuring costs of €0.4 billion primarily reflect cost efficiency actions taken during the year in Germany and the UK.

The Group’s operating profit was €3.7 billion, compared to an operating profit of €1.3 billion in the prior year, due to a €1.3 billion gain on the formation of the VodafoneZiggo joint venture in the Netherlands which for accounting purposes was characterised as a part disposal of the Group’s interest in Vodafone Netherlands, €0.5 billion lower depreciation and amortisation charges, partially as a result of the treatment of our Netherlands operation as an asset held for sale during the year and the €0.6 billion impairment charge recognised in the year ended 31 March 2016.

Net financing costs

		Restated
	2017	2016
	€m	€m
Investment income	474	539
Financing costs	(1,406)	(2,046)
Net financing costs	(932)	(1,507)

Analysed as:
Net financing costs before settlement of outstanding tax issues	(979)	(630)
Interest expense relating to settlement of outstanding tax issues	(47)	(19)
	(1,026)	(649)
Mark to market gains/(losses)	66	(285)
Foreign exchange[1]	28	(573)
Net financing costs	(932)	(1,507)

Note:

•      Comprises foreign exchange rate differences reflected in the income statement in relation to certain sterling balances in 2017 and primarily in relation to certain euro intercompany balances in 2016.

Net financing costs decreased by 38% primarily driven by a reduction in mark to market losses and lower foreign exchange rate differences due to the Group’s reduced exposed to foreign exchange movements on certain euro intercompany balances subsequent to its functional currency change in the year ended 31 March 2017.

Net financing costs before settlement of outstanding tax issues increased as the Group’s average gross debt was higher during the year resulting in higher financing costs.

FINANCIAL RESULTS

Taxation

		Restated
	2017	2016
	€m	€m
Income tax expense	(4,764)	(4,937)
Tax on adjustments to derive adjusted profit before tax	(320)	(586)
Deferred tax following revaluation of investments in Luxembourg	1,275	4,228
Deferred tax on use of Luxembourg losses in the year	369	541
Reduction in deferred tax following rate change in Luxembourg	2,651	—
Adjusted income tax expense for calculating adjusted tax rate	(789)	(754)

Profit/(loss) before tax:	2,792	(190)
Adjustments to derive adjusted profit before tax[1]	480	3,086
Adjusted profit before tax[2]	3,272	2,896
Share of associates’ and joint ventures’ tax and non-controlling interest	(164)	(60)
Adjusted profit before tax for calculating adjusted effective tax rate	3,108	2,836
Adjusted effective tax rate[2]	25.4%	26.6%

Notes:

1     See “Earnings per share” on page 10.

2     Adjusted profit before tax and adjusted effective tax are alternative performance measures. The Group has changed the basis of calculation of the adjusted effective tax rate to focus on the Group’s controlled businesses, more closely aligning the adjusted effective rate to the cash taxes reported by the Group. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 29 for further details.

The Group’s adjusted effective tax rate for its controlled businesses for the year ended 31 March 2017 was 25.4% compared to 26.6% for the last financial year. The lower rate in the current year is primarily due to a change in the mix of the Group’s profits. We expect the adjusted effective tax rate to remain in the mid-twenties over the medium term.

The Group’s adjusted effective tax rate for both years does not include the following items: a reduction in our Luxembourg deferred tax assets of €2,651 million following a reduction in the Luxembourg corporate tax rate to 26.0%; deferred tax on the use of Luxembourg losses of €369 million (2016: €541 million); and a decrease in the deferred tax asset of €1,275 million (2016: €4,228 million) arising from a revaluation of investments based upon the local GAAP financial statements and tax returns, partially offset by a reduction in the deferred tax asset as a result of lower interest rates. These items change the total losses we have available for future use against our profits in Luxembourg and do not affect the amount of tax we pay in other countries.

FINANCIAL RESULTS

Adjusted earnings per share

Adjusted earnings per share, which excludes the results of Vodafone India which are now included in discontinued operations, was 8.04 eurocents, an increase of 17.0% year-on-year, as higher adjusted operating profit and lower net financing costs more than offset the increase in the number of shares following the issuance of mandatory convertible bonds in February 2016 which are classified as equity after taking into account the cost of future coupon payments.

Basic loss per share was 22.51 eurocents (2016: loss per share of 20.25 eurocents) as the €1.3 billion gain on the formation of the VodafoneZiggo joint venture in the Netherlands was offset by impairment charges of €3.7 billion, net of tax, recognised during the year in discontinued operations and the changes in deferred tax on losses, as described above, both of which have been excluded from adjusted earnings per share.

			Restated
	2017		2016
	€m		€m
Loss attributable to owners of the parent	(6,297)		(5,405)

Adjustments:
Impairment loss	—		569
Amortisation of acquired customer base and brand intangible assets	1,046		1,338
Restructuring costs	415		316
Other income and expense	(1,052)		286
Non-operating income and expense	1		3
Investment income and financing costs	70		574
	480		3,086

Taxation[1]	3,975		4,183
India[2]	4,107		(5)
Non-controlling interests	(16)		(25)
Adjusted profit attributable to owners of the parent[3]	2,249		1,834

	Million		Million
Weighted average number of shares outstanding — basic[4]	27,971		26,692

Earnings per share
	Eurocents		Eurocents
Basic loss per share	(22.51	)c	(20.25	)c
Adjusted earnings per share from continuing operations	8.04	c	6.87	c

Notes:

•      Year ended 31 March 2017 includes a decrease in the deferred tax asset of €1,275 million (2016: €4,228 million) arising from the tax treatment of the revaluation of investments based upon the local GAAP financial statements and tax returns, partially offset by a decrease in the deferred tax asset as a result of lower interest rates, and a reduction of €2,651 million (2016: €nil) following a reduction in the Luxembourg headline tax rate.

•      India is classified as discontinued operations and includes the operating results, financing and tax charges of Vodafone India, as well as impairment charges of €3.7 billion, net of tax, recognised during the year.

•      Adjusted profit attributable to owners of the parent and adjusted earnings per share from continuing operations are alternative performance measures. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 29 for further details.

•      Weighted average number of shares outstanding includes a dilution of 1,369 million shares (2016: 150 million shares) following the issue of £2.9 billion of mandatory convertible bonds in February 2016 which are classified as equity after taking into account the cost of future coupon payments.

FINANCIAL RESULTS

Europe

					Other			Growth
	Germany	Italy	UK	Spain	Europe	Eliminations	Europe	Reported	Organic*
	€m	€m	€m	€m	€m	€m	€m	%	%
31 March 2017
Mobile in-bundle revenue	4,418	2,872	3,294	2,254	3,085	—	15,923
Mobile out-of-bundle revenue	881	861	1,135	435	1,100	—	4,412
Mobile incoming revenue	261	360	330	161	471	(26)	1,557
Fixed line revenue	3,935	882	1,553	1,461	800	(7)	8,624
Other service revenue	511	272	320	196	300	(140)	1,459
Service revenue	10,006	5,247	6,632	4,507	5,756	(173)	31,975	(4.2)	0.6
Other revenue	594	854	293	466	372	(4)	2,575
Revenue	10,600	6,101	6,925	4,973	6,128	(177)	34,550	(5.2)	(0.4)
Direct costs	(2,038)	(1,227)	(1,765)	(1,313)	(1,530)	176	(7,697)
Customer costs	(2,348)	(1,299)	(1,837)	(1,151)	(1,143)	1	(7,777)
Operating expenses	(2,597)	(1,346)	(2,111)	(1,149)	(1,590)	—	(8,793)
Adjusted EBITDA	3,617	2,229	1,212	1,360	1,865	—	10,283	(1.9)	3.1
Depreciation and amortisation:
Acquired intangibles	—	(121)	—	—	(6)	—	(127)
Purchased licences	(670)	(35)	(446)	(66)	(106)	—	(1,323)
Other	(2,383)	(1,124)	(1,308)	(1,114)	(965)	—	(6,894)
Share of result in associates and joint ventures	4	(1)	—	—	(52)	—	(49)
Adjusted operating profit/(loss)	568	948	(542)	180	736	—	1,890	(1.9)	(5.0)

Adjusted EBITDA margin	34.1%	36.5%	17.5%	27.3%	30.4%		29.8%

31 March 2016
Mobile in-bundle revenue	4,310	2,694	3,744	2,172	3,229	—	16,149
Mobile out-of-bundle revenue	984	991	1,455	529	1,375	—	5,334
Mobile incoming revenue	293	364	436	143	518	(29)	1,725
Fixed line revenue	3,755	826	1,962	1,434	732	(18)	8,691
Other service revenue	475	254	390	190	278	(105)	1,482
Service revenue	9,817	5,129	7,987	4,468	6,132	(152)	33,381
Other revenue	809	879	441	491	467	(6)	3,081
Revenue	10,626	6,008	8,428	4,959	6,599	(158)	36,462
Direct costs	(2,330)	(1,254)	(1,959)	(1,151)	(1,543)	153	(8,084)
Customer costs	(2,237)	(1,339)	(2,173)	(1,274)	(1,327)	3	(8,347)
Operating expenses	(2,597)	(1,400)	(2,540)	(1,284)	(1,727)	2	(9,546)
Adjusted EBITDA	3,462	2,015	1,756	1,250	2,002	—	10,485
Depreciation and amortisation:
Acquired intangibles	—	(116)	—	—	(5)	—	(121)
Purchased licences	(616)	(35)	(511)	(67)	(227)	—	(1,456)
Other	(2,326)	(1,059)	(1,343)	(1,108)	(1,138)	—	(6,974)
Share of result in associates and joint ventures	3	—	1	—	(11)	—	(7)
Adjusted operating profit/(loss)	523	805	(97)	75	621	—	1,927

Adjusted EBITDA margin	32.6%	33.5%	20.8%	25.2%	30.3%		28.8%

Change at constant exchange rates	%	%	%	%	%
Mobile in-bundle revenue	2.5	6.6	0.9	3.8	(4.5)
Mobile out-of-bundle revenue	(10.5)	(13.2)	(10.5)	(17.7)	(20.0)
Mobile incoming revenue	(10.8)	(1.0)	(13.3)	13.0	(9.5)
Fixed line revenue	4.8	6.8	(9.1)	1.9	9.0
Other service revenue	7.3	7.4	(5.9)	2.8	9.2
Service revenue	1.9	2.3	(4.7)	0.9	(6.2)
Other revenue	(26.6)	(2.9)	(23.6)	(4.9)	(20.5)
Revenue	(0.3)	1.5	(5.7)	0.3	(7.2)
Direct costs	(12.6)	(2.1)	3.4	14.0	(0.8)
Customer costs	5.0	(3.0)	(2.9)	(9.6)	(13.9)
Operating expenses	—	(3.9)	(4.6)	(10.5)	(8.1)
Adjusted EBITDA	4.5	10.6	(20.9)	8.8	(6.9)
Depreciation and amortisation:
Acquired intangibles	—	4.9	—	—	(2.4)
Purchased licences	8.8	—	—	(1.2)	(53.3)
Other	2.4	5.9	11.7	0.5	(15.2)
Share of result in associates and joint ventures	30.0	—	(100.0)	—	(385.7)
Adjusted operating profit/(loss)	8.7	17.8	(541.6)	140.4	18.6

Adjusted EBITDA margin movement (pps)	1.5	3.0	(3.4)	2.1	0.1

FINANCIAL RESULTS

Revenue decreased by 5.2%. Foreign exchange movements contributed a 2.8 percentage point negative impact and M&A and other activity contributed a 2.0 percentage point negative impact. On an organic basis, service revenue increased by 0.6%*, reflecting customer growth in mobile and fixed and stabilising contract ARPU across all our major markets, more than offsetting the regulatory headwinds. Ex-regulation, service revenue growth was 1.6%*.

Adjusted EBITDA decreased 1.9%, including a 2.9 percentage point negative impact from M&A and other activity and a 2.1 percentage point negative impact from foreign exchange movements. On an organic basis, adjusted EBITDA increased 3.1%*, driven by tight cost control through our ‘Fit for Growth’ programme.

		Other
		activity
	Reported	(including	Foreign	Organic*
	change	M&A)	exchange	change
	%	pps	pps	%
Europe revenue	(5.2)	2.0	2.8	(0.4)

Service revenue
Germany	1.9	—	—	1.9
Italy	2.3	—	—	2.3
UK	(17.0)	1.4	12.3	(3.3)
Spain	0.9	—	—	0.9
Other Europe	(6.1)	8.4	(0.1)	2.2
Europe service revenue	(4.2)	1.8	3.0	0.6

Adjusted EBITDA
Germany	4.5	—	—	4.5
Italy	10.6	—	—	10.6
UK	(31.0)	5.1	10.1	(15.8)
Spain	8.8	—	—	8.8
Other Europe	(6.8)	10.1	(0.1)	3.2
Europe adjusted EBITDA	(1.9)	2.9	2.1	3.1

Europe adjusted operating profit	(1.9)	(2.4)	(0.7)	(5.0)

Note:

*       All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are alternative performance measures. See “Alternative performance measures” on page 29 for further details and reconciliations to the respective closest equivalent GAAP measure.

Germany

Service revenue grew 1.9%* for the year (Q3: 1.8%*, Q4: 1.2%*) driven by customer growth in both mobile and fixed and stabilising mobile contract ARPU, which more than offset regulatory drags. The slowdown in the final quarter reflected the full impact of the mobile and fixed termination cuts (a 1.3 percentage point year-on-year headwind) as well as the lapping of an accounting reclassification in fixed in the prior financial year.

Mobile service revenue grew 0.1%* (Q3: flat*, Q4: -0.4%*) as a higher customer base was offset by regulatory headwinds. Excluding regulation (including the MTR cut from 1st December and the decline in roaming revenues), mobile service revenue grew 1.6%* (Q3: 1.1%*, Q4: 1.8%*). Aided by ‘more-for-more’ propositions and successful “Giga moves” campaigns, consumer mobile contract ARPU returned to growth in Q4, while contract net additions accelerated in the second half (Q4: 123,000 Q3: 61,000) supported by a reduction in churn and higher activity in direct channels. The Enterprise mobile market remained competitive, however ARPU declines moderated throughout the year. Our 4G customer base surpassed 10 million by the period end, as we reached 90% 4G population coverage.

Fixed service revenues increased 4.8%* (Q3: 4.8%*, Q4 3.7%*) driven by strong broadband customer growth, with 433,000 net customer additions (Q4: 123,000), of which 320,000 were on cable and the remainder on DSL. Our ‘GigaKombi’ convergence offer, launched in the summer last year, continues to gain traction, reaching 357,000 accounts by year-end. We also launched our ‘GigaTV’ advanced digital TV service in February 2017, and our TV customer base reached 7.7 million at the end of the period. Following upgrades to our superior coax-fibre cable network during the year, we now offer 400Mpbs speeds to almost 6 million households (out of our total NGN footprint of 12.6 million).

Adjusted EBITDA grew 4.5%* with the adjusted EBITDA margin improving by 1.5 percentage points to 34.1%. Margin expansion was driven by revenue growth, our focus on more profitable direct channels and a reduction of underlying operating costs. This was supported by exceeding our full year cost and capex target synergies of €300 million from the integration of Kabel Deutschland. Adjusted EBITDA growth accelerated to 6.0%* in H2, as commercial costs stabilised following an increase in H1.

FINANCIAL RESULTS

Italy

Service revenue grew 2.3%* for the year (Q3: 3.0%*, Q4: 2.8%*) supported by mobile and fixed ARPU growth and an acceleration in consumer fixed performance.

Mobile service revenue grew 1.5%* (Q3: 1.4%*, Q4: 1.4%*) driven by ARPU growth in prepaid following changes to our tariff plans and improved data monetisation through targeted ‘more-for-more’ offers. In Q4, the prepaid pricing environment became increasingly competitive, particularly in the below-the-line channels, however customer losses moderated somewhat compared to Q3. As at 31 March 2017 we had reached over 97% population coverage on our 4G network and had 9.0 million 4G customers, adding 2.5 million customers within the year.

Fixed service revenue was up 6.8%* (Q3: 11.9%*, Q4: 10.2%*) driven by strong customer growth and ARPU improvement across all segments during the second half of the financial year. We added 224,000 broadband customers (Q3: 70,000, Q4: 75,000) during the year, and in total we now have 2.2 million broadband customers of which 0.7 million are on fibre. We also launched our advanced digital ‘Vodafone TV’ proposition in March 2017, which is gaining good early traction.

Adjusted EBITDA grew significantly faster than revenues at 10.6%*, with a 3.0 percentage point improvement in adjusted EBITDA margin to 36.5%. This was driven by a strong revenue performance and tight cost control, with absolute declines in both customer and operating costs during the year.

UK

Our UK operational performance was disrupted during the year by mistakes made during the implementation of a new billing system in the final calendar quarter of 2015. We have now resolved these challenges, with billing accuracy improving to 99.9% and customer service levels now above those achieved prior to the implementation of the new system. In the fourth quarter we delivered our best ever network performance, which is reflected in our ranking as the best voice provider and the co-leader for data in the latest independent P3 test.

Our financial performance lagged behind this operational recovery. Service revenue declined 3.3%* (Q3: -3.2%*, Q4: -4.8%*) reflecting the impact of operational challenges, increased competition in Enterprise and lower roaming revenues. The slowdown in the final quarter mainly reflected a strong prior year comparator in carrier services and Enterprise.

Mobile service revenue declined 3.3%* (Q3: -3.9%*, Q4: -3.9%*) as a result of higher churn, an increase in the SIM only mix driving lower ARPU, increased competition in Enterprise and lower roaming and MVNO revenues. Improved operational performance contributed to lower contract churn rates and growth in branded contract customers during the final quarter. We have 9.5 million 4G customers at the end of the period, with 4G coverage at 96% (Ofcom definition: 98%).

Fixed service revenue declined 3.4%* (Q3: -0.9%*, Q4: -7.5%*). Excluding carrier service revenue, fixed service revenue declined 2.5%* in Q4, reflecting a strong comparator together with the ongoing effect of two large contract losses during the year as we balanced our growth objectives with a focus on customer profitability. We continued to gain good momentum in consumer broadband with 216,000 customers by the end of the period (Q4: 33,000 net additions), of which 163,000 are consumer customers.

Adjusted EBITDA declined 15.8%* excluding the benefit of one-off settlements with other network operators in the prior year, with a 3.3 percentage point decline in adjusted EBITDA margin. The decline was driven by lower revenues, increased costs as a result of sterling weakness post Brexit, regulatory headwinds and reallocation of costs across Vodafone Group. These headwinds were partially offset by a reduction in underlying commercial and operating costs. Excluding the reallocation of central costs, sterling weakness and one-off settlements, adjusted EBITDA declined at a high-single digit rate both for the year and in H2.

Spain

Service revenue grew 0.9%* (Q3: 0.8%*, Q4: 1.3%*). Excluding the impact of handset financing, service revenue grew by 4.0%* in the year (Q3: 4.1%*, Q4: 3.8%*). This performance improvement was driven by our strong commercial momentum in mobile and fixed, supported by our ‘more-for-more’ propositions at the start of the year.

We maintained our leadership in both consumer and enterprise NPS, widening the gap versus our competitors during the year. Vodafone One, our fully integrated fixed, mobile and TV service, reached 2.4 million customers at the end of the period, up from 1.5 million a year ago. Our commercial momentum has remained strong throughout the year with 337,000 mobile contract net additions (Q3: 97,000, Q4: 96,000) and 209,000 fixed broadband net additions (Q3: 93,000, Q4: 75,000). Our fixed performance accelerated in the second half of the year as we focused on cross selling services to our mobile base. Our TV base reached 1.3 million (246,000 net additions during the year), reflecting the improvement in our content packages.

Our market leading 4G coverage reached 93% at the end of the period and we now have 7.6 million 4G customers. In March 2017, we reached a commercial wholesale agreement with Telefónica to access its fibre network in both regulated and deregulated areas, which expands our NGN footprint to 16.8 million homes passed (almost 80% population coverage), of which 9.3 million are on our own network.

Adjusted EBITDA grew 8.8%*, and adjusted EBITDA margin improved by 2.1 percentage points to 27.3%. This improvement was driven by service revenue growth, lower mobile handset subsidies and a lower operating cost base; these more than offset sharply higher content costs.

FINANCIAL RESULTS

Other Europe

Service revenue grew by 2.2%* (Q3: 1.8%*, Q4: 1.3%*), with all of the larger markets growing in Q4 (excluding the MTR impact in Ireland). Adjusted EBITDA grew 3.2%* and adjusted EBITDA margin improved by 0.1 percentage points, reflecting good cost control.

In Ireland, service revenue was flat* for the year but grew 2.0% excluding MTRs (Q4: -1.2%*, 2.3% ex. MTRs) supported by ongoing fixed customer growth. Portugal service revenue grew 1.7%* (Q4: 2.2%*), with strong fixed customer growth as our FTTH rollout reached 2.7 million homes, which was partially offset by mobile service revenue declines (which moderated throughout the year). In Greece, service revenue grew 0.5%* (Q4: 0.2%*) driven by growth in consumer fixed service revenue.

VodafoneZiggo

The joint venture between Vodafone Netherlands and Ziggo (VodafoneZiggo, in which Vodafone owns a 50% stake) was formed on 31 December 2016. Note that VodafoneZiggo’s quarterly reports for credit investors are published on a US GAAP basis, whereas Vodafone Group reports the results of the joint venture on an IFRS basis.

VodafoneZiggo experienced a decline in local currency revenue of 2% in Q4. The decline in local currency mobile service revenue (Q4: -7%) reflected increasing competition, particularly in the SoHo segment. Cable subscription revenues stabilised in Q4, as increased ARPU offset a decline in the customer base, and in the B2B segment (mid and large-sized enterprises) revenues grew 1%, supported by mobile growth.

Excluding the impact of the divestment of Vodafone ‘Thuis’, we added 16,000 postpaid mobile customers in the quarter, supported by our successful promotional campaign. We also added 11,000 broadband RGU additions in the quarter, with significantly fewer video subscriber losses (an outflow of 18,500 RGUs) compared to the prior year.

Adjusted EBITDA in local currency declined by 6% in Q4, as lower revenues and higher mobile acquisition and content costs were only partially offset by underlying cost reductions. During the quarter, Vodafone received €76 million in dividends from the joint venture and €14 million in interest payments on the shareholder loan.

FINANCIAL RESULTS

Africa, Middle East and Asia Pacific

		Other			Growth
	Vodacom	AMAP	Eliminations	AMAP	Reported	Organic*
	€m	€m	€m	€m	%	%
31 March 2017
Mobile in-bundle revenue	1,581	2,588	—	4,169
Mobile out-of-bundle revenue	2,264	1,375	—	3,639
Incoming revenue	192	603	—	795
Fixed line revenue	193	789	—	982
Other service revenue	217	154	—	371
Service revenue	4,447	5,509	—	9,956	(0.9)	7.7
Other revenue	847	970	—	1,817
Revenue	5,294	6,479	—	11,773	(1.0)	7.4
Direct costs	(676)	(2,060)	—	(2,736)
Customer costs	(1,307)	(1,102)	—	(2,409)
Operating expenses	(1,248)	(1,526)	—	(2,774)
Adjusted EBITDA	2,063	1,791	—	3,854	4.0	13.2
Depreciation and amortisation:
Acquired intangibles	(83)	(38)	—	(121)
Purchased licences	(5)	(205)	—	(210)
Other	(594)	(904)	—	(1,498)
Share of result in associates and joint ventures	—	213	—	213
Adjusted operating profit	1,381	857	—	2,238	15.3	25.2

Adjusted EBITDA margin	39.0%	27.6%		32.7%

31 March 2016
Mobile in-bundle revenue	1,503	2,514	—	4,017
Mobile out-of-bundle revenue	2,297	1,586	—	3,883
Incoming revenue	225	653	—	878
Fixed line revenue	178	711	—	889
Other service revenue	216	160	—	376
Service revenue	4,419	5,624	—	10,043
Other revenue	906	942	—	1,848
Revenue	5,325	6,566	—	11,891
Direct costs	(728)	(2,106)	—	(2,834)
Customer costs	(1,388)	(1,138)	—	(2,526)
Operating expenses	(1,181)	(1,644)	—	(2,825)
Adjusted EBITDA	2,028	1,678	—	3,706
Depreciation and amortisation:
Acquired intangibles	(85)	(43)	—	(128)
Purchased licences	(4)	(167)	—	(171)
Other	(567)	(965)	—	(1,532)
Share of result in associates and joint ventures	(16)	82	—	66
Adjusted operating profit	1,356	585	—	1,941

Adjusted EBITDA margin	38.1%	25.6%		31.2%

Change at constant exchange rates	%	%
Mobile in-bundle revenue	9.4	15.5
Mobile out-of-bundle revenue	1.5	3.9
Incoming revenue	(10.2)	9.8
Fixed line revenue	9.1	10.6
Other service revenue	4.3	4.1
Service revenue	4.1	10.8
Other revenue	0.5	14.3
Revenue	3.5	11.3
Direct costs	(3.2)	9.4
Customer costs	(0.5)	6.7
Operating expenses	9.8	3.8
Adjusted EBITDA	4.9	24.7
Depreciation and amortisation:
Acquired intangibles	0.5	—
Purchased licences	22.7	33.7
Other	8.9	5.8
Share of result in associates and joint ventures	100.2	174.7
Adjusted operating profit	4.7	82.9

Adjusted EBITDA margin movement (pps)	0.5	2.9

FINANCIAL RESULTS

Revenue decreased 1.0%, with strong organic growth offset by an 8.6 percentage point adverse impact from foreign exchange movements, particularly with regards to the South African rand, Turkish lira and Egyptian pound. On an organic basis service revenue was up 7.7%* driven by strong commercial momentum in South Africa, Turkey and Egypt.

Adjusted EBITDA increased 4.0%, including a 9.2 percentage point adverse impact from foreign exchange movements. On an organic basis, adjusted EBITDA grew 13.2%*, driven by service revenue growth and a continued focus on cost control and efficiencies to offset inflationary pressures.

		Other
		activity
	Reported	(including	Foreign	Organic*
	change	M&A)	exchange	change
	%	pps	pps	%

AMAP revenue	(1.0)	(0.2)	8.6	7.4

Service revenue
Vodacom	0.6	—	3.5	4.1
Other AMAP	(2.0)	—	12.8	10.8
AMAP service revenue	(0.9)	—	8.6	7.7

Adjusted EBITDA
Vodacom	1.7	—	3.2	4.9
Other AMAP	6.7	—	18.0	24.7
AMAP adjusted EBITDA	4.0	—	9.2	13.2

AMAP adjusted operating profit	15.3	—	9.9	25.2

Note:

*       All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are alternative performance measures. See “Alternative performance measures” on page 29 for further details and reconciliations to the respective closest equivalent GAAP measure.

Vodacom

Vodacom Group service revenue increased 4.1%* (Q3: 4.0%*, Q4: 3.8%*), supported by strong customer additions, data usage and enterprise growth in South Africa. Vodacom’s International operations were impacted by a change in customer registration requirements in the prior year, which slowed customer growth during the period.

In South Africa service revenue grew 5.6%* (Q3: 5.6%*, Q4: 5.6%*), with continued strong customer growth in both the prepaid and contract base supported by our effective segmentation strategy. We added 3.2 million prepaid mobile customers (Q4: 1.2 million) in the year and contract churn remained at historically low levels. Data revenue growth remained strong at 20% for the year, supported by growth in active data customers (19.5 million), data bundle sales (almost 500 million sold during the year, up 45%), and higher usage. Voice revenue fell by 3.7%*, with the pace of decline slowing in the final quarter due to the success of our personalised voice bundle strategy on our ‘Just 4 You’ platform. Our market leading network has now reached 76% 4G coverage (up from 58% in the prior year), and we have 6.0 million 4G customers.

Vodacom’s international operations outside South Africa, which now represent 22.5% of Vodacom Group service revenue, grew 2.3%* (Q3: 1.9%*, Q4: 0.5%*) supported by commercial actions such as the introduction of ‘Just 4 You’ personalised offers across all markets. Commercial momentum stabilised towards the end of the year as we began to lap the changes in customer registration requirements in Tanzania, the DRC and Mozambique, while political and economic disruptions adversely impacted the DRC’s performance. M-Pesa customers totalled 10 million in Q4 (up from 6.8 million the prior year).

Vodacom Group adjusted EBITDA grew 4.9%*, with a 0.9 percentage point adjusted EBITDA margin improvement to 39.0%. In South Africa, margin improvement was supported by a subsidy shift towards data enabled devices, improved channel efficiencies, rationalisation of offices and network cost savings. International margins declined modestly as revenue growth was lower than underlying cost inflation.

FINANCIAL RESULTS

Other AMAP

Service revenue grew by 10.8%* (Q3: 10.5%*, Q4: 9.8%*), with strong local currency growth in Turkey, Egypt and Ghana.

Service revenue in Turkey was up 16.0%* (Q3: 15.0%*, Q4: 13.9%*), supported by good growth in consumer contract, strong fixed customer momentum and a robust performance in Enterprise. Adjusted EBITDA grew 29.9%*, with an adjusted EBITDA margin improvement of 2.5 percentage points to 21.2% driven by lower commercial spend and improved operating cost control.

Egypt service revenue grew by 15.6%* (Q3: 19.6%*, Q4: 22.8%*) as rising data penetration drove higher ARPU. Adjusted EBITDA grew 22.7%*, with a 2.6 percentage point adjusted EBITDA margin improvement to 44.4% as revenue growth and cost discipline more than offset high inflationary pressures.

In New Zealand, service revenue was up 0.8%* (Q3: flat*, Q4: 0.3%*) with strong fixed performance and mobile customer growth across both consumer and Enterprise. In February 2017, the New Zealand Commerce Commission (‘NZCC’) did not approve the proposed merger with Sky Network Television. We are reviewing the reasoning of the NZCC and have reserved the right to appeal the decision.

Associates and joint ventures

Safaricom, Vodafone’s 40% associate, which is the number one mobile operator in Kenya, achieved local currency service revenue growth of 14.8% for the year and local currency adjusted EBITDA growth of 24.6% (20.6% excluding a current year benefit), driven by data and M-Pesa. 40 out of 47 targeted regions (counties) now have 4G coverage. During the year the Group received €214 million in dividends from Safaricom.

Vodafone Hutchison Australia (‘VHA’), in which Vodafone owns a 50% stake, continued to perform solidly in a competitive environment. VHA continued to grow service revenue (excluding MTRs), driven by growth in our contract customer base and ARPU. Local currency adjusted EBITDA grew 19.0%, driven by an increase in underlying revenue and strong commercial cost discipline.

Indus Towers, the Indian towers company in which Vodafone has a 42% interest, will be excluded from the perimeter of the Idea merger. Indus achieved local currency revenue growth of 6.2% and adjusted EBITDA growth of 0.3% for the year. Indus owned 122,730 towers as at 31 March 2017, with a tenancy ratio of 2.35x. Our share of Indus’ adjusted EBITDA for the year was €410 million and its contribution to Vodafone Group adjusted operating profit was €98 million. During the year the Group received €126 million in dividends from Indus Towers.

FINANCIAL RESULTS

India1

On 20 March 2017, Vodafone announced an agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular. The transaction is subject to regulatory approvals and is expected to close during calendar 2018. The combined company will be jointly controlled by Vodafone and the Aditya Birla Group. Vodafone India has been classified as discontinued operations for Group reporting purposes. From an operational perspective, the Group remains highly focused on the management of the business and committed to its success, both prior to the completion of the merger and thereafter. The results of Vodafone India are detailed below.

			Growth
	2017	2016	Reported	Organic*
	€m	€m	%	%
Mobile in-bundle revenue	1,573	1,456
Mobile out-of-bundle revenue	3,042	3,496
Incoming revenue	706	656
Fixed line revenue	302	277
Other service revenue	211	250
Service revenue	5,834	6,135	(4.9)	(0.7)
Other revenue	19	26
Revenue	5,853	6,161	(5.0)	(0.8)
Direct costs	(1,583)	(1,835)
Customer costs	(313)	(287)
Operating expenses	(2,361)	(2,224)
Adjusted EBITDA	1,596	1,815	(12.1)	(10.5)
Depreciation and amortisation:
Acquired intangibles	(37)	(160)
Purchased licences	(339)	(294)
Other	(740)	(822)
Adjusted operating profit	480	539	(10.9)	(9.4)
Impairment loss[2]	(4,515)	—
Other	(136)	(116)
Operating (loss)/profit	(4,171)	423

Adjusted EBITDA margin	27.3%	29.5%

Note:

*            All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 29 for further details and reconciliations to the respective closest equivalent GAAP measure.

1.      The results of Vodafone India are classified as discontinued operations in accordance with IFRS.

2.      Year ended 31 March 2017 includes a gross impairment charge of €4.5 billion (2016: €nil) recorded in respect of the Group’s investment in India, which together with the recognition of an associated €0.8 billion deferred tax asset, led to an overall €3.7 billion reduction in the carrying value of Vodafone India.

With effect from 1 April 2016, the Group changed the reporting of certain dealer commissions in India. Annual and quarterly organic growth rates for the year ended 31 March 2017 of Vodafone India have been amended to exclude the impact of this change, which had no effect on earnings or cash flows.

Service revenue declined 0.7%* (Q3: -1.9%*, Q4: -11.5%*) as a result of heightened competitive pressure following free services offered by the new entrant during the second half of the year. The slowdown in Q4, as expected, was due to the ongoing impact of free services, which dragged on data and voice pricing, compounded by the leap year benefit in the prior period. However, we grew our overall customer base during the year and retained our high value customers.

Data browsing revenue declined by 16%* in Q4 compared to +0.6%* in Q3. Our active data customer base returned to growth in the quarter, increasing to 66.9 million (Q3: 65.0 million), mainly reflecting a 2.7 million increase in our 3G/4G customer base to 37.7m (adding 10 million customers in the year). Unit prices declined 38% year-on-year (Q3: -11%), although this helped to stimulate 40% growth in monthly data usage per 3G/4G customer to 636MB (Q3: 505MB).

Voice revenue declined 13%* in Q4 (Q3: -3.0%*) as the benefit of higher incoming volumes and a larger customer base was offset by a 22% year-on-year decline in voice prices as the market moved to unlimited voice propositions. Total mobile customers increased 4.4 million in the quarter, giving a closing customer base of 209 million.

Following the Indian spectrum auction in October, we now offer 4G services in 18 circles, up from 9 circles prior to the auction. These circles cover around 92% of service revenues and 96% of our data revenues.

Adjusted EBITDA declined 10.5%*, with a 2.2 percentage point deterioration in adjusted EBITDA margin to 27.3%. This reflected lower revenues in the second half of the year and higher costs as a result of 4G network expansion, partially offset by lower intra circle roaming fees and an underlying reduction in operating costs.

In the first half of the 2017 financial year, the Group recorded a non-cash impairment of €6.4 billion (€5.0 billion net of tax), relating to our Indian business. This was driven by lower projected cash flows within our business plan as a result of increased competition in the market. Impairment testing at 31 March 2017, following the announcement of the merger of Vodafone India with Idea Cellular, gave rise to a partial reversal of that impairment. As a result, the impairment charge for the year reduced to €4.5 billion (€3.7 billion net of tax).

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

		Restated [1]
	2017	2016
	€m	€m

Adjusted EBITDA	14,149	14,155
Capital additions[2]	(7,675)	(10,561)
Working capital	(984)	(704)
Disposal of property, plant and equipment	43	164
Other	94	154
Operating free cash flow[3]	5,627	3,208
Taxation	(761)	(738)
Dividends received from associates and investments	433	92
Dividends paid to non-controlling shareholders in subsidiaries	(413)	(309)
Interest received and paid	(830)	(982)
Free cash flow[3]	4,056	1,271
Licence and spectrum payments	(474)	(3,182)
Acquisitions and disposals	460	(130)
Equity dividends paid	(3,714)	(4,088)
Convertible issue	—	3,548
Foreign exchange	(1,372)	262
Other[4]	(1,324)	(1,428)
Net debt increase	(2,368)	(3,747)
Opening net debt	(28,801)	(25,054)
Closing net debt	(31,169)	(28,801)
Vodafone India net debt		(8,114)
Closing net debt (including India)		(36,915)

Notes:

1.        Cash flows and funding for the year ended 31 March 2016 excludes the cash flows, funding and net debt of Vodafone India.

2.       Capital additions include the purchase of property, plant and equipment and intangible assets, other than licence and spectrum, during the year.

3.       Operating free cash flow and free cash flow for the year ended 31 March 2017 excludes €266 million (2016: €252 million) of restructuring costs. Operating free cash flow and free cash flow are alternative performance measures which are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 29 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 39 for further details.

4.       Other cash flows for the year ended 31 March 2017 include €2,366 million (2016: €nil) received from the repayment of US$2.5 billion of loan notes issued by Verizon Communications Inc. and a €3,571 million (2016: €1,162 million) capital injection into Vodafone India.

Operating free cash flow increased €2.4 billion as stable adjusted EBITDA and working capital outflows predominately relating to the final payments for Project Spring were offset by lower capital additions, which decreased by €2.9 billion to €7.7 billion following the completion of the Project Spring investment programme last financial year.

Capital additions were 16.1% of Group revenues, at the top-end of the Group’s ‘mid-teens’ guidance range for capital intensity as a percentage of revenues, reflecting increased success-based capex as a result of strong customer growth.

Free cash flow was €4.1 billion, an increase of €2.8 billion from the prior year, driven by higher operating free cash flow, lower interest paid and higher dividends from Indus Towers, Safaricom and VodafoneZiggo.

Licence and spectrum payments include amounts relating to the purchase of spectrum in Germany of €0.1 billion and €0.3 billion in Egypt (2016: €1.9 billion in Germany, €0.8 billion in Turkey, €0.2 billion in Italy and €0.1 billion in the UK).

Acquisitions and disposals include €0.6 billion of proceeds following the merger of Vodafone Netherlands and Ziggo during the year.

A foreign exchange loss of €1.4 billion was recognised on net debt as a result of the adverse translation impact of closing foreign exchange rates, mainly due to movements in the pound sterling, US Dollar and South African Rand against the euro.

Closing net debt at 31 March 2017 of €31.2 billion (2016: €28.8 billion) excludes net debt of Vodafone India, which is instead included in assets and liabilities held for sale on the consolidated statement of financial position. In addition, net debt excludes £2.8 billion of mandatory convertible bonds issued in February 2016, which are classified as equity after taking into account the cost of future coupon payments. The Group now holds US$2.5 billion of Verizon loan notes and €1.0 billion of shareholder loans to VodafoneZiggo, both of which are not included within net debt.

Net debt includes includes liabilities of €1.8 billion (2016: €1.8 billion) relating to minority holdings in KDG and certain bonds which are reported at an amount €2.0 billion higher than their euro-equivalent cash redemption value as a result of hedge accounting under IFRS.

LIQUIDITY AND CAPITAL RESOURCES

Analysis of net debt

		Restated
	2017	2016[1]
	€m	€m
Bonds	(34,381)	(30,564)
Commercial paper[2]	(3,648)	(9,353)
Put options over non-controlling interests[3]	(1,837)	(1,815)
Bank loans	(3,608)	(11,661)
Cash collateral liabilities	(2,654)	(3,588)
Other borrowings[4]	(446)	(368)
Gross borrowings	(46,574)	(57,349)
Derivative financial instruments[5]	(2,077)	(1,978)
Gross debt	(48,651)	(59,327)
Cash and cash equivalents[6]	8,835	12,922
Other financial instruments:
Mark to market derivative financial instruments[7]	4,282	5,443
Short term investments[8]	3,981	3,883
Cash collateral[9]	384	164
Total cash and cash equivalents and other financial instruments	17,482	22,412
Net debt	(31,169)	(36,915)

Notes:

1.        The analysis of net debt as at 31 March 2016 is on a statutory IFRS basis and includes net debt in Vodafone India.

2.        At 31 March 2017 US$1,485 million (2016: US$471 million) was drawn under the US commercial paper programme and €2,262 million and US$nil (2016:€8,907 million, US$38 million) were drawn under the euro commercial paper programme.

3.        Includes a €1.8 billion (2016: €1.8 billion) liability for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement

4.        At 31 March 2017 the amount includes €80 million (2016: €50 million) in relation to the debt component of the mandatory convertible bonds maturing on 25 August 2017 and 25 February 2019.

5.        Comprises mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other payables (2017: €2,077 million; 2016: €1,981 million).

6.        Includes cash and cash equivalents of €nil (2016: €18 million) in respect of assets held for sale.

7.        Comprises mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (2017: €4,282 million; 2016: €5,444 million).

8.        At 31 March 2017 the amount primarily includes €2,039 million (2016: €1,224 million) in managed investment funds, €1,289 million (2016: €1,822 million) of collateral passed in relation to put options issued with regards to the mandatory convertible bonds with maturities 2017 and 2019, and €466 million (2016: €833 million) in index linked government bonds.

9.        At 31 March 2017 the amount includes €384 million (2016: €164 million) in relation to cash paid under collateral support agreements.

Post employment benefits

During the year ended 31 March 2017, the net deficit arising from the Group’s obligations in respect of its defined benefit schemes increased to €0.6 billion compared to €0.3 billion at 31 March 2016 primarily due to actuarial losses arising from changes in financial assumptions of €1.2 billion. These actuarial losses were principally due to a decrease in the discount rates used for defined benefit schemes in the UK and Eurozone which were only partially offset by €0.8 billion of returns on plan assets during the year.

Dividends

Dividends will continue to be declared in euros and paid in euros, pounds sterling and US dollars, aligning the Group’s shareholder returns with the primary currency in which we generate free cash flow. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average exchange rate over the five business days during the week prior to the payment of the dividend.

In May 2016, the Board determined that future dividend growth would be calculated from the level of 14.48 eurocents per share for the year ended 31 March 2016 (six months ended 30 September 2015: 4.65 eurocents per share), which is equivalent to the total dividend payout of 11.45 pence for the year ended 31 March 2016 (six months ended 30 September 2015: 3.68 pence) at the 31 March 2016 foreign exchange conversion rate of £:€1.2647.

The Board is recommending a final dividend per share of 10.03 eurocents, representing a 2% increase over the prior financial year’s final dividend per share based on the 31 March 2016 foreign exchange conversion rate of £1:€1.2647. The ex-dividend date for the final dividend is 8 June 2017 for ordinary shareholders, the record date is 9 June 2017 and the dividend is payable on 4 August 2017. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

OTHER SIGNIFICANT DEVELOPMENTS

Subsequent events

On 15 May 2017, the Group announced that its wholly-owned subsidiary, Vodafone International Holdings B.V. (‘VIHBV’), has agreed to transfer part of its indirect shareholding in Safaricom Limited (‘Safaricom’) to Vodacom Group Limited (‘Vodacom’), its sub-Saharan African subsidiary. Based on the agreed terms of the transaction, VIHBV will be exchanging a 35% indirect interest in Safaricom for 226.8 million new ordinary Vodacom shares. The transaction, which has a value of €2,361 million based on Vodacom’s closing share price on Friday 12 May 2017, will increase the Group’s ownership in Vodacom from 65% to 70%. VIHBV will continue to hold a 5% indirect interest in Safaricom following the transfer, in addition to the interest held through Vodacom.

Completion of the transaction is subject to a number of conditions, including approvals from Vodacom minority shareholders, approval from the Financial Surveillance Department of the South African Reserve Bank and confirmation from the Kenya Capital Markets Authority that the Transaction does not trigger an obligation for Vodacom to make a mandatory bid for Safaricom.

The transaction is expected to close in the third quarter of the 2017 calendar year and is not expected to have a material impact on the Group’s free cash flow or earnings.

Vodafone India

On 20 March 2017, Vodafone announced the agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular, which is listed on the Indian Stock Exchanges, with the combined company to be jointly controlled by Vodafone and the Aditya Birla Group.

Vodafone will own 45.1% of the combined company after transferring a stake of 4.9% to the Aditya Birla Group for circa INR39 billion (circa US$579 million) in cash concurrent with completion of the merger. The Aditya Birla Group will then own 26.0% and has the right to acquire more shares from Vodafone under an agreed-to mechanism with a view to equalising the shareholdings over time. If Vodafone and the Aditya Birla Group’s shareholdings in the combined company are not equal after four years, Vodafone will sell down shares in the combined company to equalise its shareholding to that of the Aditya Birla Group over the following five-year period. Until equalisation is achieved, the voting rights of the additional shares held by Vodafone will be restricted and votes will be exercised jointly under the terms of the shareholders’ agreement.

The transaction is subject to approvals from the relevant regulatory authorities and is also subject to other customary closing conditions, including the absence of any material adverse change. Shareholder approval will be required from Idea Cellular shareholders under a scheme of arrangement. The transaction has a break-fee of INR33 billion (US$500 million) that would become payable under certain circumstances. It is anticipated that completion will take place during the 2018 calendar year.

Board changes

On 31 January 2017, Vodafone announced the appointment of Maria Amparo Moraleda Martinez as a Non-Executive Director with effect from 1 June 2017.

On 23 March 2017, Vodafone announced that Nick Land, currently Chairman of the Audit and Risk Committee, and Philip Yea, currently Senior Independent Director and member of the Audit and Risk Committee and the Nominations and Governance Committee, will not seek re-election at the Company’s Annual General Meeting in July 2017 after more than ten years of service. Therefore, Vodafone will make the following changes to its Board with effect from 28 July 2017:

•                  Val Gooding will be appointed as Senior Independent Director;

•                  David Nish will be appointed Chairman of the Audit and Risk Committee;

•                  Renee James and Sir Crispin Davis will become members of the Nominations and Governance Committee; and

•                  Maria Amparo Moraleda Martinez will become a member of the Audit and Risk Committee.

Indian tax case

In August 2007 and September 2007, Vodafone India Limited (‘VIL’) and Vodafone International Holdings BV (‘VIHBV’) respectively received notices from the Indian tax authority alleging potential liability in connection with an alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned Cayman Island incorporated subsidiary that indirectly holds interests in VIL. Following approximately five years of litigation in the Indian courts in which VIHBV sought to set aside the tax demand issued by the Indian tax authority, in January 2012 the Supreme Court of India handed down its judgement, holding that VIHBV’s interpretation of the Income Tax Act 1961 was correct, that the HTIL transaction in 2007 was not taxable in India, and that consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Supreme Court of India quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest.

OTHER SIGNIFICANT DEVELOPMENTS

On 28 May 2012 the Finance Act 2012 became law. The Finance Act 2012, which amended various provisions of the Income Tax Act 1961 with retrospective effect, contained provisions intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further it seeks to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. VIHBV received a letter on 3 January 2013 from the Indian tax authority reminding it of the tax demand raised prior to the Supreme Court of India’s judgement and purporting to update the interest element of that demand to a total amount of INR 142 billion, which amount includes principal and interest as calculated by the Indian tax authority but does not include penalties.

On 10 January 2014, VIHBV served an amended trigger notice on the Indian Government under the Netherlands-India Bilateral Investment Treaty (‘Dutch BIT’), supplementing a trigger notice filed on 17 April 2012, immediately prior to the Finance Act 2012 becoming effective, to add claims relating to an attempt by the Indian Government to tax aspects of the transaction with HTIL under transfer pricing rules. A trigger notice announces a party’s intention to submit a claim to arbitration and triggers a cooling off period during which both parties may seek to resolve the dispute amicably. Notwithstanding their attempts, the parties were unable to amicably resolve the dispute within the cooling off period stipulated in the Dutch BIT. On 17 April 2014, VIHBV served its notice of arbitration under the Dutch BIT, formally commencing the Dutch BIT arbitration proceedings. In June 2016, the tribunal was fully constituted with Sir Franklin Berman KCMG QC appointed as presiding arbitrator. The Indian Government has raised objections to the application of the treaty to VIHBV’s claims and to the jurisdiction of the tribunal under the Dutch BIT. The tribunal is considering these jurisdictional objections and has indicated it will determine shortly whether to decide the Indian Government’s objections to jurisdiction as a preliminary question.

Separately, on 15 June 2015, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a trigger notice on the Indian Government under the United Kingdom-India Bilateral Investment Treaty (‘UK BIT’) in respect of retrospective tax claims under the Income Tax Act 1961 (as amended by the Finance Act 2012). Although relating to the same underlying facts as the claim under the Dutch BIT, the claim brought by Vodafone Group Plc and Vodafone Consolidated Holdings Limited is a separate and distinct claim under a different treaty. On 24 January 2017, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a Notice of Arbitration on the Indian Government formally commencing the arbitration. The Indian Government has failed to appoint a second arbitrator as required under the UK BIT and has objected to Vodafone’s request that the President of the International Court of Justice (as appointing authority under the UK BIT) appoint the second arbitrator to the tribunal. The Indian Government has indicated that it considers the arbitration under the UK BIT to be an abuse of process but this is strongly denied by Vodafone.

On 12 February 2016, VIHBV received a notice dated 4 February 2016 of an outstanding tax demand of INR 221 billion (which included interest accruing since the date of the original demand) along with a statement that enforcement action, including against VIHBV’s indirectly held assets in India would be taken if the demand was not satisfied. Separate proceedings in the Bombay High Court taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, were listed for hearing at the request of the Indian Government on 21 April 2016 despite the issue having been ruled upon by the Supreme Court of India. The hearing has since been periodically listed and then adjourned or not reached hearing. VIHBV and Vodafone Group Plc will continue to defend vigorously any allegation that VIHBV or VIL is liable to pay tax in connection with the transaction with HTIL and will continue to exercise all rights to seek redress including pursuant to the Dutch BIT and the UK BIT. We have not recorded a provision in respect of the retrospective provisions of the Income Tax Act 1961 (as amended by the Finance Act 2012) and any tax demands based upon such provisions.

Spain: Patent litigation

Vodafone Group Plc has been sued in Spain by TOT Power Control (‘TOT’), an affiliate of Top Optimized Technologies. The claim makes a number of allegations including patent infringement, with TOT seeking over €500 million from Vodafone Group Plc as well as an injunction against using the technology in question. Vodafone’s challenge of the appropriateness of Spain as a venue for this dispute has been denied. Vodafone Group Plc will appeal the denial. A hearing on TOT’s application for an injunction has taken place, and a decision is expected shortly.

South Africa: GH Investments (‘GHI’) v Vodacom Congo

Vodacom Congo contracted with GHI to install ultra-low cost base stations on a revenue share basis. After rolling out three sites, GHI stopped and sought to renegotiate the terms. Vodacom Congo refused. GHI accused it of bad faith and infringement of intellectual property rights. In April 2015, GHI issued a formal notice for a claim of US$1.16 billion, although there does not seem to be a proper basis nor any substantiation for the compensation claimed. The dispute was submitted to mediation under the International Chamber of Commerce. A mediator was appointed in September 2015 who convened a first meeting which took place in early November 2015. A follow-up mediation meeting was scheduled for December 2015 but was postponed without a new date having been fixed. In July 2016, Vodacom filed a request for arbitration with the International Chamber of Commerce’s International Court of Arbitration. In their response, GHI revised their claim down to €237 million. Each party has appointed an arbitrator and the arbitrators have appointed a third arbitrator to act as chairman of the tribunal.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

			Restated[1]
	2017		2016
	€m		€m

Revenue	47,631		49,810
Cost of sales	(34,576)		(36,713)
Gross profit	13,055		13,097
Selling and distribution expenses	(4,349)		(4,603)
Administrative expenses	(6,080)		(6,379)
Share of result of equity accounted associates and joint ventures	47		60
Impairment losses	—		(569)
Other income/(expense)	1,052		(286)
Operating profit	3,725		1,320
Non-operating expense	(1)		(3)
Investment income	474		539
Financing costs	(1,406)		(2,046)
Profit/(loss) before taxation	2,792		(190)
Income tax expense	(4,764)		(4,937)
Loss for the financial year from continuing operations	(1,972)		(5,127)
Loss/(profit) for the financial year from discontinued operations	(4,107)		5
Loss for the financial year	(6,079)		(5,122)

Attributable to:
– Owners of the parent	(6,297)		(5,405)
– Non-controlling interests	218		283
Loss for the financial year	(6,079)		(5,122)

Loss per share
From continuing operations:
– Basic	(7.83	)c	(20.27	)c
– Diluted	(7.83	)c	(20.27	)c
Total Group:
– Basic	(22.51	)c	(20.25	)c
– Diluted	(22.51	)c	(20.25	)c

Consolidated statement of comprehensive income

		Restated[1]
	2017	2016
	€m	€m
Loss for the financial year	(6,079)	(5,122)
Other comprehensive income:
Items that may be reclassified to the income statement in subsequent years
Gains/(losses) on revaluation of available-for-sale investments, net of tax	2	(3)
Foreign exchange translation differences, net of tax	(1,201)	(3,030)
Foreign exchange losses transferred to the income statement	—	282
Fair value losses transferred to the income statement	4	—
Other, net of tax	110	56
Total items that may be reclassified to the income statement in subsequent years	(1,085)	(2,695)
Items that will not be reclassified to the income statement in subsequent years
Net actuarial (losses)/gains on defined benefit pension schemes, net of tax	(272)	174
Total items that will not be reclassified to the income statement in subsequent years	(272)	174
Other comprehensive expense	(1,357)	(2,521)
Total comprehensive expense for the year	(7,436)	(7,643)

Attributable to:
– Owners of the parent	(7,535)	(7,579)
– Non-controlling interests	99	(64)
	(7,436)	(7,643)

Note:

1.        With effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations. The amounts presented for the year ended 31 March 2016 have been restated into euros and exclude the results of Vodafone India which are now included in discontinued operations.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of financial position

		Restated[1]
	2017	2016
	€m	€m

Non-current assets
Goodwill	26,808	28,238
Other intangible assets	19,412	30,326
Property, plant and equipment	30,204	35,515
Investments in associates and joint ventures	3,138	479
Other investments	3,459	4,631
Deferred tax assets	24,300	28,306
Post employment benefits	57	224
Trade and other receivables	4,569	5,793
	111,947	133,512
Current assets
Inventory	576	716
Taxation recoverable	150	1,402
Trade and other receivables	9,861	11,561
Other investments	6,120	5,337
Cash and cash equivalents	8,835	12,922
	25,542	31,938

Assets held for sale	17,195	3,657

Total assets	154,684	169,107

Equity
Called up share capital	4,796	4,796
Additional paid-in capital	151,808	151,694
Treasury shares	(8,610)	(8,777)
Accumulated losses	(105,851)	(95,683)
Accumulated other comprehensive income	30,057	31,295
Total equity attributable to owners of the parent	72,200	83,325

Non-controlling interests	1,525	1,817
Put options over non-controlling interests	(6)	(6)
Total non-controlling interests	1,519	1,811

Total equity	73,719	85,136

Non-current liabilities
Long-term borrowings	34,523	37,089
Deferred tax liabilities	535	564
Post employment benefits	651	565
Provisions	1,130	1,619
Trade and other payables	1,737	1,899
	38,576	41,736
Current liabilities
Short-term borrowings	12,051	20,260
Taxation liabilities	661	683
Provisions	1,049	958
Trade and other payables	16,834	19,896
	30,595	41,797

Liabilities held for sale	11,794	438

Total equity and liabilities	154,684	169,107

Note:

1.        With effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations. The amounts presented for the year ended 31 March 2016 have been restated into euros. At 31 March 2017, the assets and liabilities of Vodafone India which are now included in assets and liabilities held for resale.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital[1]	Treasury shares	Accumulated comprehensive income[2]	Equity attributable to the owners	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m

1 April 2015 restated[3]	5,246	161,801	(9,747)	(65,790)	91,510	2,198	93,708
Issue or reissue of shares	—	2	147	(131)	18	—	18
Share-based payments	—	161	—	—	161	—	161
Issue of Mandatory Convertible Bonds	—	3,480	—	—	3,480	—	3,480
Transactions with non-controlling interests in subsidiaries	—	—	—	(44)	(44)	(19)	(63)
Comprehensive (expense)/income	—	—	—	(7,579)	(7,579)	(64)	(7,643)
Dividends	—	—	—	(4,233)	(4,233)	(332)	(4,565)
Other[4]	(450)	(13,750)	823	13,389	12	28	40
31 March 2016 restated	4,796	151,694	(8,777)	(64,388)	83,325	1,811	85,136
Issue or reissue of shares	—	2	167	(150)	19	—	19
Share-based payments	—	112	—	—	112	—	112
Transactions with non-controlling interests in subsidiaries	—	—	—	(12)	(12)	17	5
Comprehensive (expense)/income	—	—	—	(7,535)	(7,535)	99	(7,436)
Dividends	—	—	—	(3,709)	(3,709)	(410)	(4,119)
Other	—	—	—	—	—	2	2
31 March 2017	4,796	151,808	(8,610)	(75,794)	72,200	1,519	73,719

Notes:

1.      Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.

2.      Includes retained losses and accumulated other comprehensive income.

3.      With effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations. The amounts presented for the year ended 31 March 2016 have been restated into euros.

4.      Includes amounts relating to foreign translation differences arising on the retranslation of reserves due to the change in the Group’s presentation currency.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

		Restated[1]
	2017	2016
	€m	€m

Net cash flow from operating activities	14,223	14,336

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired	(28)	(57)
Purchase of interests in associates and joint ventures	499	(3)
Purchase of intangible assets	(2,576)	(5,618)
Purchase of property, plant and equipment	(6,285)	(8,265)
Purchase of investments	(2,219)	(106)
Disposal of interests in subsidiaries, net of cash disposed	2	—
Disposal of interests in associates and joint ventures	4	—
Disposal of property, plant and equipment	43	164
Disposal of investments	3,597	1,888
Dividends received from associates and joint ventures	433	92
Interest received	434	342
Cash flows from discontinued operations	(2,327)	(2,308)
Net cash outflow from investing activities	(8,423)	(13,871)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares	25	25
Net movement in short term borrowings	1,293	(11)
Proceeds from issue of long term borrowings	7,326	9,157
Repayment of borrowings	(9,267)	(3,784)
Issue of subordinated mandatory convertible bonds	—	3,480
Equity dividends paid	(3,714)	(4,188)
Dividends paid to minority shareholders in subsidiaries	(413)	(309)
Other transactions with non-controlling shareholders in subsidiaries	5	(67)
Other movements in loans with associates and joint ventures	70	(31)
Interest paid	(1,264)	(1,324)
Cash flows from discontinued operations	(3,157)	1,134
Net cash (outflow)/inflow used in financing activities	(9,096)	4,082

Net cash flow (outflow)/inflow	(3,296)	4,547
Cash and cash equivalents at beginning of the financial year	12,911	9,492
Exchange loss on cash and cash equivalents	(313)	(1,128)
Cash and cash equivalents at end of the financial year	9,302	12,911

Note:

1.      With effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations. The amounts presented for the year ended 31 March 2016 have been restated into euros both and both years include the cash flows of Vodafone India which are now presented separately for investing and financing activities.

CONSOLIDATED FINANCIAL STATEMENTS

1                 Basis of preparation

The preliminary results for the year ended 31 March 2017 are an abridged statement of the full annual report which was approved by the Board of Directors on 16 May 2017. The consolidated financial statements within the full annual report are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board. They are also prepared in accordance with IFRS as adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations.

The auditor’s report on those consolidated financial statements was unqualified, did not draw attention to any matters by way of emphasis without qualifying their report, and did not contain statements under section 498(2) or 498(3) of the Companies Act 2006. The preliminary results do not comprise statutory accounts within the meaning of section 434(3) of the Companies Act 2006. The annual report for the year ended 31 March 2017 will be delivered to the Registrar of Companies following the Company’s annual general meeting to be held on 28 July 2017.

The financial information included in this preliminary announcement does not itself contain sufficient information to comply with IFRS. The Company will publish full financial statements that comply with IFRS in June 2017.

The preparation of the preliminary results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

On 1 April 2016, the Group adopted certain new accounting policies where necessary to comply with amendments to IFRS, none of which had a material impact on the consolidated results, financial position or cash flows of the Group; further details are provided in the Group’s annual report for the year ended 31 March 2017.

In addition, with effect from 1 April 2016, the functional currency of the Company was changed from pounds sterling to the euro and applied prospectively from the date of change, as this is now the primary currency in which the Company’s financing activities and investments returns are denominated.

Similarly with effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro and applied retrospectively, to better align with the geographic split of the Group’s operations and the Group reclassified €580 million from goodwill to investments in associates and joint ventures in respect of Indus Towers within the consolidated statement of financial position. Prior years, including the amounts presented for the year ended 31 March 2016, together with all disclosed alternative performance measures, have been restated into euros using closing rates at the relevant balance sheet date for assets, liabilities, share capital, share premium and other capital reserves and the income statement has been restated at the average rate for the comparative year or the spot rate for significant transactions.

2                 Equity dividends

		Restated
	2017	2016
	€m	€m
Declared during the financial year:
Final dividend for the year ended 31 March 2016: 7.77 pence per share (2015: 7.62 pence)	2,447	2,852
Interim dividend for the year ended 31 March 2017: 4.74 eurocents per share (2016: 3.68 pence)	1,262	1,381
	3,709	4,233

Proposed after the end of the reporting period and not recognised as a liability:
Final dividend for the year ended 31 March 2017: 10.03 eurocents per share (2016: 7.77 pence)	2,670	2,447

CONSOLIDATED FINANCIAL STATEMENTS

3                 Discontinued operations and assets held for sale

On 20 March 2017, Vodafone announced the agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular, which is listed on the Indian Stock Exchanges, with the combined company to be jointly controlled by Vodafone and the Aditya Birla Group. Consequently, Vodafone India is now accounted for as a discontinued operation, the results of which are detailed below.

Income statement and segment analysis of discontinued operations

	2017	2016
	€m	€m
Revenue	5,827	6,120
Cost of sales	(4,504)	(4,799)
Gross profit	1,323	1,321
Selling and distribution expenses	(276)	(264)
Administrative expenses	(703)	(634)
Impairment losses	(4,515)	—
Operating (loss)/profit	(4,171)	423
Financing costs	(909)	(932)
Loss before taxation	(5,080)	(509)
Income tax credit	973	514
(Loss)/profit for the financial year from discontinued operations	(4,107)	5

(Loss)/earnings per share from discontinued operations

	2017		2016
	Eurocents		Eurocents
- Basic	(14.68	)c	0.02	c
- Diluted	(14.68	)c	0.02	c

Total comprehensive (expense)/income for the financial year from discontinued operations

	2017	2016
	€m	€m
Attributable to owners of the parent	(4,107)	5

Assets and liabilities held for sale

Assets and liabilities relating to our operations in India have been classed as held for sale on the Statement of Financial Position. In addition, assets and liabilities held for sale at 31 March 2016 include the assets and liabilities of our former operations in the Netherlands, which were combined with those of Liberty Global plc to form a 50:50 joint venture, VodafoneZiggo, on 31 December 2016. The relevant assets and liabilities are detailed in the table below.

Assets held for sale

	2017	2016
	€m	€m
Non-current assets	14,572	3,356
Current assets	2,623	301
Total assets held for sale	17,195	3,657
Non-current liabilities	(8,862)	(26)
Current liabilities	(2,932)	(412)
Total liabilities held for sale	(11,794)	(438)

ALTERNATIVE PERFORMANCE MEASURES

In the discussion of the Group’s reported operating results, alternative performance measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons:

•      It is used for internal performance reporting;

•      It is used in setting director and management remuneration; and

•      It is useful in connection with discussion with the investment analyst community.

A reconciliation of reported service revenue to the respective closest equivalent GAAP measure, revenue, are provided in the section “Financial results” beginning on page 7.

Adjusted EBITDA

Adjusted EBITDA is operating profit excluding share of results in associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group. We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments.

Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance.

A reconciliation of adjusted EBITDA to the closest equivalent GAAP measure, operating profit, is provided in the “Financial results” section beginning on page 7.

Group adjusted EBIT, adjusted operating profit and adjusted earnings per share

Group adjusted EBIT and adjusted operating profit exclude impairment losses, restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, other operating income and expense and other significant one-off items. Adjusted EBIT also excludes the share of results in associates and joint ventures. Adjusted earnings per share also excludes certain foreign exchange rate differences, together with related tax effects.

We believe that it is both useful and necessary to report these measures for the following reasons:

•      These measures are used for internal performance reporting;

•      These measures are used in setting director and management remuneration; and

•      They are useful in connection with discussion with the investment analyst community and debt rating agencies.

Reconciliations of adjusted EBIT, adjusted operating profit and adjusted earnings per share to the respective closest equivalent GAAP measures, operating profit and basic earnings per share, respectively, are provided in the “Financial results” section beginning on page 7.

ALTERNATIVE PERFORMANCE MEASURES

Cash flow measures and capital additions

In presenting and discussing our reported results, free cash flow, capital additions and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•      Free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow and capital additions do not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases;

•      Free cash flow facilitates comparability of results with other companies, although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•      These measures are used by management for planning, reporting and incentive purposes; and

•      These measures are useful in connection with discussion with the investment analyst community and debt rating agencies.

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to operating free cash flow and free cash flow, is provided below.

		Restated
	2017	2016
	€m	€m
Net cash flow from operating activities	14,223	14,336
Cash flows from discontinued operations	(1,203)	(1,646)
Net tax paid	761	807
Cash generated by operations	13,781	13,497
Capital additions	(7,675)	(10,561)
Working capital movement in respect of capital additions	(822)	(140)
Disposal of property, plant and equipment	43	164
Restructuring costs	266	252
Other	34	(4)
Operating free cash flow	5,627	3,208
Taxation	(761)	(738)
Dividends received from associates and investments	433	92
Dividends paid to non-controlling shareholders in subsidiaries	(413)	(309)
Interest received and paid	(830)	(982)
Free cash flow	4,056	1,271

2017 financial year guidance

The adjusted EBITDA and free cash flow guidance measures for the year ended 31 March 2017 were forward-looking alternative performance measures based on the Group’s assessment of the global macroeconomic outlook and foreign exchange rates of €1:INR 76.4, €1:ZAR 16.5, €1:£0.79, €1:TRY 3.2 and €1:EGP 9.8. These guidance measures exclude the impact of licence and spectrum payments, material one-off tax-related payments, restructuring costs, and any fundamental structural change to the Eurozone. They also assume no material change to the current structure of the Group. We believe it is both useful and necessary to report these guidance measures to give investors an indication of the Group’s expected future performance, the Group’s sensitivity to foreign exchange movements and to report actual performance against these guidance measures.

Reconciliations of adjusted EBITDA and free cash flow to the 2017 financial year guidance basis is shown below.

	Adjusted EBITDA			Free cash flow
	2017	2016	Growth	2017
	€bn	€bn	%	€bn
Reported	14.1	14.2	—	4.1
India	1.6	1.8		0.1
Foreign exchange	0.1	(0.7)		0.1
Guidance basis	15.8	15.3	3.4	4.3

ALTERNATIVE PERFORMANCE MEASURES

Other

A summary of certain other alternative performance measures included in this results announcement, together with details of where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Alternative performance measure	Closest equivalent GAAP measure	Location in this results announcement of reconciliation and further information
Adjusted profit before tax	Profit before taxation	Taxation on page 9
Adjusted effective tax rate	Income tax expense as a percentage of profit before taxation	Taxation on page 9
Adjusted income tax expense	Income tax expense	Taxation on page 9
Adjusted profit attributable to owners of the parent	Profit attributable to owners of the parent	Earnings per share on page 10

Organic growth and change at constant exchange rates

All amounts in this document marked with an “*” represent “organic growth”, which presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Whilst neither of these measures are neither intended to be a substitute for reported growth, nor are they superior to reported growth, we believe that these measures provide useful and necessary information to investors and other interested parties for the following reasons:

•      They provide additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•      They are used for internal performance analysis; and

•      They facilitate comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

The Group’s organic growth rates for all periods exclude the results of Vodafone India (excluding its 42% stake in Indus Towers) which are now included in discontinued operations. For the year ended 31 March 2017, the Group’s and Vodafone UK’s organic growth rate has been adjusted to exclude the prior year beneficial impact of a settlement of an historical interconnect rate dispute in the UK. In addition, the Group’s organic growth rates for the year ended 31 March 2017 and the quarters ended 31 December 2016 and 31 March 2017 have also been adjusted to exclude the results of Vodafone Netherlands following the disposal of its consumer fixed business and subsequent merger into VodafoneZiggo, as well as the results of VodafoneZiggo after the merger.

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current year, with such changes being explained by the commentary in this news release. If comparatives were provided, significant sections of the commentary from the news release for the prior year would also need to be included, reducing the usefulness and transparency of this document.

Reconciliations of organic growth to reported growth are shown where used or in the tables below.

		Restated		Other activity (including	Foreign
	2017	2016	Reported	M&A)	exchange	Organic
	€m	€m	%	pps	pps	%
Year ended 31 March 2017
Revenue
Germany	10,600	10,626	(0.2)	—	(0.1)	(0.3)
Italy	6,101	6,008	1.5	—	—	1.5
UK	6,925	8,428	(17.8)	2.3	12.1	(3.4)
Spain	4,973	4,959	0.3	—	—	0.3
Other Europe	6,128	6,599	(7.1)	8.4	(0.1)	1.2
Eliminations	(177)	(158)
Europe	34,550	36,462	(5.2)	2.0	2.8	(0.4)
Vodacom	5,294	5,325	(0.6)	(0.4)	4.1	3.1
Other AMAP	6,479	6,566	(1.3)	—	12.6	11.3

Turkey	3,052	2,959	3.1	—	12.2	15.3
Egypt	1,329	1,634	(18.7)	—	35.0	16.3
Other	2,098	1,973
AMAP	11,773	11,891	(1.0)	(0.2)	8.6	7.4
Other	1,390	1,567
Eliminations	(82)	(110)
Total	47,631	49,810	(4.4)	1.5	4.1	1.2
India	5,853	6,161	(5.0)	2.5	1.7	(0.8)

ALTERNATIVE PERFORMANCE MEASURES

		Restated		Other activity (including	Foreign
	2017	2016	Reported	M&A)	exchange	Organic
	€m	€m	%	pps	pps	%
Year ended 31 March 2017
Adjusted EBITDA
Germany	3,617	3,462	4.5	—	—	4.5
Italy	2,229	2,015	10.6	—	—	10.6
UK	1,212	1,756	(31.0)	5.1	10.1	(15.8)
Spain	1,360	1,250	8.8	—	—	8.8
Other Europe	1,865	2,002	(6.8)	10.1	(0.1)	3.2
Europe	10,283	10,485	(1.9)	2.9	2.1	3.1
Vodacom	2,063	2,028	1.7	—	3.2	4.9
Other AMAP	1,791	1,678	6.7	—	18.0	24.7

Turkey	646	553	16.8	—	13.1	29.9
Egypt	590	683	(13.6)	—	36.3	22.7
Other	555	442
AMAP	3,854	3,706	4.0	—	9.2	13.2
Other	12	(36)
Total	14,149	14,155	—	1.8	4.0	5.8
India	1,596	1,815	(12.1)	—	1.6	(10.5)

Percentage point change in adjusted EBITDA margin
Europe	29.8%	28.8%	1.0	0.2	(0.2)	1.0
AMAP	32.7%	31.2%	1.5	—	0.1	1.6

Turkey	21.2%	18.7%	2.5
Egypt	44.4%	41.8%	2.6

Group	29.7%	28.4%	1.3	—	(0.1)	1.2

Group adjusted EBIT	3,970	3,769	5.3	(3.0)	4.7	7.0

Adjusted operating profit
Europe	1,890	1,927	(1.9)	(2.4)	(0.7)	(5.0)
AMAP	2,238	1,941	15.3	—	9.9	25.2
Other	6	(39)
Total	4,134	3,829	8.0	(1.1)	4.9	11.8
India	480	539	(10.9)	—	1.5	(9.4)

		Restated		Other activity (including	Foreign
	2017	2016	Reported	M&A)	exchange	Organic
	€m	€m	%	pps	pps	%
Six months ended 31 March 2017
Adjusted EBITDA
Germany	1,830	1,726	6.0	—	—	6.0
Italy	1,125	1,014	10.9	—	(0.1)	10.8
UK	537	826	(35.0)	—	9.8	(25.2)
Spain	668	591	13.0	—	0.1	13.1
Other Europe	825	983	(16.1)	16.5	—	0.4
Europe	4,985	5,140	(3.0)	3.3	2.1	2.4
Vodacom	1,111	960	15.7	—	(10.1)	5.6
Other AMAP	851	849	0.2	—	26.4	26.6
AMAP	1,962	1,809	8.5	—	5.3	13.8
Other	112	21
Total	7,059	6,970	1.3	1.5	3.5	6.3
Depreciation and amortisation	(5,669)	(5,874)
Share of result in associates and joint ventures	91	65
Impairment loss	—	(569)
Restructuring costs	(378)	(160)
Other income and expense	1,109	(3)
Operating profit	2,212	429

ALTERNATIVE PERFORMANCE MEASURES

		Restated		Other activity (including	Foreign
	2017	2016	Reported	M&A)	exchange	Organic
	€m	€m	%	pps	pps	%
Year ended 31 March 2017
Service revenue
Germany	10,006	9,817	1.9	—	—	1.9

Mobile service revenue	6,071	6,062	0.1	—	—	0.1
Fixed service revenue	3,935	3,755	4.8	—	—	4.8
Italy	5,247	5,129	2.3	—	—	2.3

Mobile service revenue	4,365	4,303	1.4	—	0.1	1.5
Fixed service revenue	882	826	6.8	—	—	6.8
UK	6,632	7,987	(17.0)	1.4	12.3	(3.3)

Mobile service revenue	5,079	6,025	(15.7)	—	12.4	(3.3)
Fixed service revenue	1,553	1,962	(20.8)	5.7	11.7	(3.4)
Spain	4,507	4,468	0.9	—	—	0.9
Other Europe	5,756	6,132	(6.1)	8.4	(0.1)	2.2

Ireland	954	954	—	—	—	—
Portugal	911	896	1.7	—	—	1.7
Greece	789	785	0.5	—	—	0.5
Other	3,102	3,497
Eliminations	(173)	(152)
Europe	31,975	33,381	(4.2)	1.8	3.0	0.6
Vodacom	4,447	4,419	0.6	—	3.5	4.1

South Africa	3,396	3,269	3.9	—	1.7	5.6
International operations	1,001	1,071	(6.5)	—	8.8	2.3
Other	50	79
Other AMAP	5,509	5,624	(2.0)	—	12.8	10.8

Turkey	2,310	2,222	4.0	—	12.0	16.0
Egypt	1,278	1,578	(19.0)	—	34.6	15.6
New Zealand	1,169	1,101	6.2	—	(5.4)	0.8
Other	752	723
Eliminations	—	—
AMAP	9,956	10,043	(0.9)	—	8.6	7.7
Other	1,138	1,303
Eliminations	(82)	(109)
Total service revenue	42,987	44,618	(3.7)	1.4	4.2	1.9
Other revenue	4,644	5,192
Revenue	47,631	49,810	(4.4)	1.5	4.1	1.2

Other growth metrics
Group - Service revenue excluding the impact of regulation	42,987	44,618	(3.7)	2.2	4.2	2.7
Group - Enterprise service revenue	12,735	13,318	(4.4)	2.7	4.0	2.3
Group - Enterprise mobile service revenue	9,004	9,561	(5.8)	3.8	3.5	1.5
Group - Enterprise fixed service revenue	3,731	3,757	(0.7)	(0.4)	5.5	4.4
Vodafone Global Enterprise - Service revenue	2,982	3,108	(4.1)	1.7	5.4	3.0
Europe - Service revenue excluding the impact of regulation	31,975	33,381	(4.2)	2.8	3.0	1.6
Europe - Consumer service revenue	20,235	20,621	(1.9)	0.8	2.4	1.3
Europe - Consumer fixed line revenue	5,057	4,832	4.7	0.5	—	5.2
Europe - Enterprise service revenue	10,164	10,921	(6.9)	2.9	3.9	(0.1)
Germany - Mobile service revenue excluding the impact of regulation	6,071	6,062	0.1	1.5	—	1.6
Spain - Service revenue excluding the impact of handset financing	4,507	4,468	0.9	3.1	—	4.0
Ireland - Service revenue excluding the impact of MTR cuts	954	954	—	2.0	—	2.0
South Africa - Data revenue	1,352	1,143	18.3	—	1.4	19.7
South Africa - Voice revenue	1,505	1,586	(5.1)	—	1.4	(3.7)
India - Service revenue	5,834	6,135	(4.9)	2.5	1.7	(0.7)

ALTERNATIVE PERFORMANCE MEASURES

		Restated		Other activity (including	Foreign
	2017	2016	Reported	M&A)	exchange	Organic
	€m	€m	%	pps	pps	%
Quarter ended 31 March 2017
Service revenue
Germany	2,492	2,462	1.2	—	—	1.2

Mobile service revenue	1,500	1,505	(0.3)	—	(0.1)	(0.4)
Fixed service revenue	992	957	3.7	—	—	3.7
Italy	1,298	1,263	2.8	—	—	2.8

Mobile service revenue	1,069	1,055	1.3	—	0.1	1.4
Fixed service revenue	229	208	10.1	—	0.1	10.2
UK	1,624	1,903	(14.7)	—	9.9	(4.8)

Mobile service revenue	1,218	1,412	(13.7)	—	9.8	(3.9)
Fixed service revenue	406	491	(17.3)	—	9.8	(7.5)
Spain	1,109	1,094	1.4	—	(0.1)	1.3
Other Europe	1,102	1,516	(27.3)	28.6	—	1.3

Ireland	235	238	(1.3)	—	0.1	(1.2)
Portugal	226	221	2.3	—	(0.1)	2.2
Greece	189	189	—	—	0.2	0.2
Other	452	868
Eliminations	(32)	(36)
Europe	7,593	8,202	(7.4)	5.3	2.2	0.1
Vodacom	1,198	992	20.8	—	(17.0)	3.8

South Africa	937	717	30.7	—	(25.1)	5.6
International operations	252	259	(2.7)	—	3.2	0.5
Other	9	16
Other AMAP	1,239	1,404	(11.8)	—	21.6	9.8

Turkey	526	560	(6.1)	—	20.0	13.9
Egypt	224	390	(42.6)	—	65.4	22.8
New Zealand	303	272	11.4	—	(11.1)	0.3
Other	186	182
Eliminations	—	—
AMAP	2,437	2,396	1.7	—	5.1	6.8
Other	314	335
Eliminations	(23)	(45)
Total service revenue	10,321	10,888	(5.2)	3.9	2.8	1.5
Other revenue	1,020	1,118
Revenue	11,341	12,006	(5.5)	2.8	2.9	0.2

Revenue
Germany	2,641	2,607	1.3	—	—	1.3
Italy	1,500	1,523	(1.5)	—	(0.1)	(1.6)
UK	1,631	2,020	(19.3)	4.9	9.4	(5.0)
Spain	1,220	1,214	0.5	—	0.1	0.6
Europe	8,129	8,918	(8.8)	5.9	2.1	(0.8)
Vodacom	1,413	1,051	34.4	(13.3)	(18.8)	2.3
AMAP	2,852	2,723	4.7	(6.4)	6.0	4.3
Other growth metrics
Group - Enterprise service revenue	3,071	3,306	(7.1)	6.7	2.4	2.0
Europe - Service revenue excluding the impact of regulation	7,593	8,202	(7.4)	6.6	2.2	1.4
Europe - Consumer fixed line revenue	1,277	1,227	4.1	1.7	—	5.8
Europe - Enterprise service revenue	2,410	2,725	(11.6)	8.0	3.1	(0.5)
Germany - Mobile service revenue excluding the impact of regulation	1,500	1,505	(0.3)	2.2	(0.1)	1.8
UK - Fixed service revenue excluding carrier services	406	491	(17.3)	5.0	9.8	(2.5)
Spain - Service revenue excluding the impact of handset financing	1,109	1,094	1.4	2.5	(0.1)	3.8
Ireland - Service revenue excluding the impact of MTR cuts	235	238	(1.3)	3.5	0.1	2.3
India - Revenue	1,385	1,539	(10.0)	2.3	(3.7)	(11.4)
India - Service revenue	1,379	1,532	(10.0)	2.3	(3.8)	(11.5)
India - Data browsing revenue	247	306	(19.3)	—	3.4	(15.9)
India - Voice revenue	870	1,046	(16.8)	—	3.6	(13.2)

ALTERNATIVE PERFORMANCE MEASURES

		Restated		Other activity (including	Foreign
	2016	2015	Reported	M&A)	exchange	Organic
	€m	€m	%	pps	pps	%
Quarter ended 31 December 2016
Service revenue
Germany	2,505	2,460	1.8	—	—	1.8

Mobile service revenue	1,516	1,517	(0.1)	—	0.1	—
Fixed service revenue	989	943	4.9	—	(0.1)	4.8
Italy	1,330	1,291	3.0	—	—	3.0

Mobile service revenue	1,105	1,090	1.4	—	—	1.4
Fixed service revenue	225	201	11.9	—	—	11.9
UK	1,607	1,998	(19.6)	—	16.4	(3.2)

Mobile service revenue	1,227	1,537	(20.2)	—	16.3	(3.9)
Fixed service revenue	380	461	(17.6)	—	16.7	(0.9)
Spain	1,125	1,116	0.8	—	—	0.8
Other Europe	1,537	1,536	0.1	1.9	(0.2)	1.8

Ireland	235	240	(2.1)	—	0.1	(2.0)
Portugal	227	223	1.8	—	0.4	2.2
Greece	195	192	1.6	—	(0.4)	1.2
Other	880	881
Eliminations	(41)	(35)
Europe	8,063	8,366	(3.6)	0.3	4.0	0.7
Vodacom	1,165	1,107	5.2	—	(1.2)	4.0

South Africa	896	817	9.7	—	(4.1)	5.6
International operations	256	270	(5.2)	—	7.1	1.9
Other	13	20
Other AMAP	1,363	1,423	(4.2)	—	14.7	10.5

Turkey	581	562	3.4	—	11.6	15.0
Egypt	288	395	(27.1)	—	46.7	19.6
New Zealand	299	276	8.3	—	(8.3)	—
Other	195	190
Eliminations	—	—
AMAP	2,528	2,530	(0.1)	—	7.5	7.4
Other	281	308
Eliminations	(17)	(18)
Total service revenue	10,855	11,186	(3.0)	0.3	4.8	2.1
Other revenue	1,384	1,536
Revenue	12,239	12,722	(3.8)	0.9	4.4	1.5

Other growth metrics
Group - Enterprise service revenue	3,238	3,360	(3.6)	1.4	5.0	2.8
Europe - Service revenue excluding the impact of regulation	8,063	8,366	(3.6)	1.2	4.0	1.6
Europe - Consumer fixed line revenue	1,281	1,206	6.2	0.3	—	6.5
Europe - Enterprise service revenue	2,582	2,759	(6.4)	1.5	5.4	0.5
Germany - Mobile service revenue excluding the impact of regulation	1,516	1,517	(0.1)	1.1	0.1	1.1
Spain - Service revenue excluding the impact of handset financing	1,125	1,116	0.8	3.3	—	4.1
India - Revenue	1,453	1,537	(5.5)	2.4	0.9	(2.2)
India - Service revenue	1,450	1,529	(5.2)	2.5	0.8	(1.9)
India - Data browsing revenue	293	289	1.4	—	(0.8)	0.6
India - Voice revenue	991	1,014	(2.3)	—	(0.7)	(3.0)

Quarter ended 30 September 2016
Service revenue
Europe	8,191	8,541	(4.1)	1.3	3.8	1.0
AMAP	2,593	2,546	1.8	—	6.3	8.1
Other	280	339
Eliminations	(27)	(19)
Total service revenue	11,037	11,407	(3.2)	1.0	4.2	2.0
Other revenue	1,149	1,234
Revenue	12,186	12,641	(3.6)

Other growth metrics
Europe - Service revenue excluding the impact of regulation	8,191	8,541	(4.1)	2.2	3.8	1.9

ADDITIONAL INFORMATION

Regional results for the year ended 31 March1

	Revenue		Adjusted EBITDA		Adjusted operating profit		Capital additions		Operating free cash flow
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Europe
Germany	10,600	10,626	3,617	3,462	568	523	1,671	2,362	1,749	866
Italy	6,101	6,008	2,229	2,015	948	805	793	1,516	1,161	496
UK	6,925	8,428	1,212	1,756	(542)	(97)	950	1,210	57	334
Spain	4,973	4,959	1,360	1,250	180	75	746	1,178	344	(149)
Other Europe
Netherlands[2]	1,356	1,890	463	644	385	266	191	355	161	244
Ireland	996	1,019	232	219	55	25	156	171	47	26
Portugal	985	973	329	341	41	84	279	350	6	(40)
Greece	851	848	250	235	75	79	117	127	155	130
Other	1,954	1,882	591	563	180	167	326	369	250	186
Eliminations	(14)	(13)	—	—	—	—	—	—	—	—
Other Europe	6,128	6,599	1,865	2,002	736	621	1,069	1,372	619	546
Eliminations	(177)	(158)	—	—	—	—	—	—	—	—
Europe	34,550	36,462	10,283	10,485	1,890	1,927	5,229	7,638	3,930	2,093

AMAP
Vodacom	5,294	5,325	2,063	2,028	1,381	1,356	736	847	1,347	1,071
Other AMAP
Turkey	3,052	2,959	646	553	215	187	336	478	301	(64)
Egypt	1,329	1,634	590	683	341	345	206	405	369	367
Other	2,100	1,975	555	442	301	53	253	290	276	198
Eliminations	(2)	(2)	—	—	—	—	—	—	1	2
Other AMAP	6,479	6,566	1,791	1,678	857	585	795	1,173	947	503
Eliminations	—	—	—	—	—	—	—	—	—	—
AMAP	11,773	11,891	3,854	3,706	2,238	1,941	1,531	2,020	2,294	1,574

Other	1,390	1,567	12	(36)	6	(39)	915	903	(597)	(459)
Eliminations	(82)	(110)	—	—	—	—	—	—	—	—
Group	47,631	49,810	14,149	14,155	4,134	3,829	7,675	10,561	5,627	3,208

India[1]	5,853	6,161	1,596	1,815	480	539	1,139	1,102	214	608

Notes:

1.

With effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations. The amounts presented for the year ended 31 March 2016 have been restated into euros and exclude the results of Vodafone India which are now included in discontinued operations.

2.	Vodafone Netherlands results up to 31 December 2016, after which it was merged with Ziggo to form VodafoneZiggo, a 50:50 joint venture, the results of which are included in Other Europe.

ADDITIONAL INFORMATION

Service revenue – quarter ended 31 March1

Group and Regions

	Group		Europe		AMAP
		Restated		Restated		Restated
	2017	2016	2017	2016	2017	2016
	€m	€m	€m	€m	€m	€m

Mobile in-bundle	4,816	5,107	3,778	4,030	1,040	1,046
Mobile out-of-bundle	1,830	2,011	958	1,179	863	834
Mobile incoming	518	619	346	414	173	207
Fixed line	2,604	2,621	2,181	2,207	257	224
Other	553	530	330	372	104	85
Service revenue	10,321	10,888	7,593	8,202	2,437	2,396
Other revenue	1,020	1,118	536	716	415	327
Revenue	11,341	12,006	8,129	8,918	2,852	2,723

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	(5.5)	0.2	(8.8)	(0.8)	4.7	4.3
Service revenue	(5.2)	1.5	(7.4)	0.1	1.7	6.8

Operating Companies

	Germany		Italy		UK
		Restated		Restated		Restated
	2017	2016	2017	2016	2017	2016
	€m	€m	€m	€m	€m	€m

Mobile in-bundle	1,110	1,087	710	691	803	906
Mobile out-of-bundle	210	221	209	213	257	319
Mobile incoming	53	70	86	91	76	101
Fixed line	992	957	229	208	406	491
Other	127	127	64	60	82	86
Service revenue	2,492	2,462	1,298	1,263	1,624	1,903
Other revenue	149	145	202	260	7	117
Revenue	2,641	2,607	1,500	1,523	1,631	2,020

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	1.3	1.3	(1.5)	(1.6)	(19.3)	(5.0)
Service revenue	1.2	1.2	2.8	2.8	(14.7)	(4.8)

	Spain		Vodacom		Discontinued operations: India
		Restated		Restated		Restated
	2017	2016	2017	2016	2017	2016
	€m	€m	€m	€m	€m	€m

Mobile in-bundle	558	537	442	343	384	377
Mobile out-of-bundle	99	113	588	507	653	855
Mobile incoming	40	37	43	47	202	163
Fixed line	373	360	58	43	86	70
Other	39	47	67	52	54	67
Service revenue	1,109	1,094	1,198	992	1,379	1,532
Other revenue	111	120	215	59	6	7
Revenue	1,220	1,214	1,413	1,051	1,385	1,539

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	0.5	0.6	34.4	2.3	(10.0)	(11.4)
Service revenue	1.4	1.3	20.8	3.8	(10.0)	(11.5)

Note:

*

All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measures. See “Alternative performance measures” on page 29 for further details and reconciliations to the respective closest equivalent GAAP measure.

1.

With effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations. The amounts presented for the quarter ended 31 March 2016 have been restated into euros and exclude the results of Vodafone India which are now included in discontinued operations.

ADDITIONAL INFORMATION

Reconciliation of adjusted earnings

	Reported		Discontinued operations	Adjustments[1]	Adjusted
Year ended 31 March 2017	€m		€m	€m	€m

Operating profit	3,725		—	(637)	3,088
Amortisation of acquired customer base and brand intangible assets	—		—	1,046	1,046
Non-operating income and expense	(1)		—	1	—
Net financing costs	(932)		—	70	(862)
Profit before taxation	2,792		—	480	3,272
Income tax expense	(4,764)		—	3,975	(789)
(Loss)/profit for the financial year from continuing operations	(1,972)		—	4,455	2,483
Loss for the financial year from discontinued operations	(4,107)		4,107	—	—
(Loss)/profit for the financial year	(6,079)		4,107	4,455	2,483

Attributable to:
– Owners of the parent	(6,297)		4,107	4,439	2,249
– Non-controlling interests	218		—	16	234

Basic (loss)/earnings per share from continuing and discontinued operations	(22.51	)c			8.04	c

Notes:
1.

Adjustments, further details of which are included on page 10, include €1,052 million of other income and expense (which includes a €1.3 billion gain on the formation of the VodafoneZiggo joint venture in the Netherlands), €415 million of restructuring costs, €1,275 million of deferred tax charges arising from a revaluation of investments in Luxembourg, partially offset by a reduction in the deferred tax asset as a result of lower interest rates and €2,651 million following a reduction in the Luxembourg corporate tax rate.

	Reported		Discontinued operations	Adjustments[2]	Adjusted
Year ended 31 March 2016 restated[1]	€m		€m	€m	€m

Operating profit	1,320		—	1,171	2,491
Amortisation of acquired customer base and brand intangible assets	—		—	1,338	1,338
Non-operating income and expense	(3)		—	3	—
Net financing costs	(1,507)		—	574	(933)
(Loss)/profit before taxation	(190)		—	3,086	2,896
Income tax expense	(4,937)		—	4,183	(754)
(Loss)/profit for the financial year from continuing operations	(5,127)		—	7,269	2,142
Profit for the financial year from discontinued operations	5		(5)	—	—
(Loss)/profit for the financial year	(5,122)		(5)	7,269	2,142

Attributable to:
– Owners of the parent	(5,405)		(5)	7,244	1,834
– Non-controlling interests	283		—	25	308

Basic (loss)/earnings per share from continuing and discontinued operations	(20.25	)c			6.87	c

Note:
1.

With effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations. The amounts presented for the year ended 31 March 2016 have been restated into euros and exclude the results of Vodafone India which are now included in discontinued operations.

2.

Adjustments, further details of which are included on page 10, include a €569 million impairment loss, €316 million of restructuring costs, €574 million of investment income and financing costs primarily comprising foreign exchange rate differences reflected in the income statement in relation to certain intercompany balances and €4,228 million arising from the tax treatment of the revaluation of investments based upon the local GAAP financial statements and tax returns in Luxembourg.

OTHER INFORMATION

Definitions of terms

Term	Definition
Adjusted EBIT

Operating profit excluding share of results in associates and joint ventures, impairment losses, amortisation of customer bases and brand intangible assets restructuring costs arising from discrete restructuring plans and other income and expense.

Adjusted EBITDA

Operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs and other income and expense. The Group’s definition of adjusted EBITDA may not be comparable with similarly titled measures and disclosures by other companies.

Adjusted operating profit	Group adjusted operating profit excludes impairment losses, restructuring costs, amortisation of customer bases and brand intangible assets and other income and expense.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments, during the year.
Converged customer	A customer who receives both fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Customer costs	Customer costs include acquisition costs, retention costs and expenses related to ongoing commissions.
Depreciation and other amortisation

The accounting charge that allocates the cost of a tangible or intangible asset to the income statement over its useful life. This measure includes the profit or loss on disposal of property, plant and equipment and computer software.

Direct costs	Direct costs include interconnect costs and other direct costs of providing services.
Enterprise	The Group’s customer segment for businesses.
Fixed service revenue	Service revenue relating to provision of fixed line and carrier services.
Free cash flow

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs and licence and spectrum payments.

Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’) (formerly Machine-to-Machine (‘M2M’))

The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.

Mobile in-bundle revenue

Represents revenue from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge, with some expectation of recurrence. Includes revenue from all contract bundles and add-ons lasting 30 days or more as well as revenue from prepay bundles lasting seven days or more.

Mobile out-of-bundle revenue	Revenue from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles.
Mobile service revenue	Service revenue relating to the provision of mobile services.
Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Net debt	Long-term borrowings, short-term borrowings and mark-to-market adjustments on financing instruments less cash and cash equivalents.
Operating expenses	Operating expenses comprise primarily sales and distribution costs, network and IT related expenditure and business support costs.
Operating free cash flow

Cash generated from operations after cash payments for capital additions (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment, but before restructuring costs.

Organic growth

An alternative performance measure which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See Alternative performance measures” on page 29 for further details.

Other revenue	Other revenue includes revenue from connection fees and equipment sales.
Reported growth	Reported growth is based on amounts reported in euros as determined under IFRS.
Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. See “Alternative performance measures” on page 29 for further details.

Regulation

Impact of industry specific law and regulations covering telecommunication services. The impact of regulation on service revenue comprises the effect of changes in mobile termination rates and roaming regulations.

Restructuring costs	Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency.
RGUs/sub	Revenue Generating Units/unique subscriber ratio (‘RGUs/sub’) describes the average number of fixed line services taken by subscribers.
VGE	Vodafone Global Enterprise (VGE), which serves the Group’s biggest multi-national customers.

OTHER INFORMATION

1)	Copies of this document are available from the Company’s registered office at Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN.

2)	The preliminary results will be available on the Vodafone Group Plc website, vodafone.com/investor, from 16 May 2017.

Notes:

1.

Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodacom, Vodafone One and M-Pesa are trademarks of the Vodafone Group. The Vodafone Rhombus is a registered design of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.	All growth rates reflect a comparison to the year ended 31 March 2016 unless otherwise stated.
3.

References to “Q3” and “Q4” are to the quarters ended 31 December 2016 and 31 March 2017 respectively, unless otherwise stated. References to the “second half of the year” or “H2” are to the six months ended 31 March 2017, unless otherwise stated. References to the “year” or “financial year” are to the financial year ended 31 March 2017 and references to the “prior financial year” are to the financial year ended 31 March 2016, unless otherwise stated.

4.	All amounts marked with an “*” represent “organic growth”, which presents performance on a comparable basis, both in terms of merger and acquisition activity and movement in foreign exchange rates.
5.	Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.
6.

The financial results for India have been derived from our consolidated financial results and this may differ from Vodafone India’s financial statements prepared under Indian GAAP, Indian Accounting Standards or IFRS.

7.

Quarterly historical information, including information for service revenue, mobile customers, churn, voice usage, messaging volumes, data volumes, ARPU, smartphones and fixed broadband customers, is provided in a spreadsheet available at vodafone.com/investor.

Copyright © Vodafone Group 2017

OTHER INFORMATION

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations and the guidance for adjusted EBITDA, free cash flow, operating expenses and capital intensity for the financial year ending 31 March 2018; prospects for the 2018 financial year; expectations for the Group’s future performance and dividend policy generally; progress against strategy and cost efficiency programs; expectations regarding the operating environment and market conditions and trends; intentions and expectations regarding the development, launch and expansion of products, services and technologies; growth in customers and usage; expectations regarding spectrum licence acquisitions, including anticipated new 4G availability and the customer uptake associated therewith; expectations regarding adjusted EBITDA, free cash flow, and foreign exchange movements; and expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in general economic or political conditions in markets served by the Group and changes to the associated legal, regulatory and tax environments; increased competition; the impact of investment in network capacity and the deployment of new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectation; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to grow and generate revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and increased pricing pressure; the Group’s ability to expand its spectrum position or renew or obtain necessary licences and realise expected synergies and associated benefits; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; changes in foreign exchange rates, as well as changes in interest rates; the Group’s ability to realise benefits from entering into acquisitions, partnerships or joint ventures and entering into service franchising, brand licensing and platform sharing or other arrangements with third parties; acquisitions and divestments of Group businesses and asset and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements; and/or changes in statutory tax rates and profit mix.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Risk management” in the Group’s Annual Report for the year ended 31 March 2016. The Annual Report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company, to any member of the Group or to any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	www.vodafone.com/media/contact

Copyright © Vodafone Group 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 16, 2017	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary